Analyst Coverage

Institution	Analyst
Actinver	Ramon Ortiz
AIR Control Tower	Neil Glynn
Bank of America	Rogerio Araujo
Barclays	Pablo Monsivais
Bradesco	Victor Mizusaki
BBVA	Pablo Abraham
BTG Pactual	Lucas Marquiori
Citi	Stephen Trent
Cowen	Tom Fitzgerald
Deutsche Bank	Michael Linenberg
Evercore	Duane Pfennigwerth
Goldman Sachs	Bruno Amorim
HSBC	Cenk Orçan
Intercam	Guillermo Quechol
J.P.Morgan Morgan Stanley	Guilherme Mendes Jens Spiess
UBS	Alberto Valerio
Signum Research	Armando Rodríguez
Vector	Marco Antonio Montañez

1

VLRS	Consolidated
Ticker: VLRS	Quarter:4 Year: 2024

Annex - Financial derivate instruments

1)	Management’s discussion about derivative financial instrument policies explaining whether these policies allow them to be used only for hedging or other purposes such as trading.

The Company´s activities are exposed to different financial risks resulting from exogenous variables that are not under its control, but whose effects can be potentially adverse. The Company’s global risk management program is focused on existing uncertainty in the financial markets and is intended to minimize potential adverse effects on net earnings and working capital requirements. Volaris uses derivative financial instruments to mitigate part of these risks and does not acquire financial derivative instruments for speculative or trading purposes.

The Company has a Risk Management team which identifies and evaluates the exposure to different financial risks, it is also in charge of designing strategies to mitigate them. Accordingly, it has a Hedging Policy in place and procedures related thereto, on which those strategies are based. All policies, procedures and strategies are approved by different administrative entities based on the Corporate Governance.

The Hedging Policy, as well as its processes are approved by different administrative entities according to the Corporate Governance. The Hedging Policy establishes that derivative financial instrument transactions will be approved and implemented/monitored by certain committees. Compliance with the Hedging Policy and its procedures are subject to internal and external audits as well as a Corporate Governance.

The Hedging Policy holds a conservative position regarding derivative financial instruments, since it only allows the company to enter positions that are correlated with the primary position to be hedged (in accordance with International Financial Reporting Standards “IFRS”, under which the Company prepares its financial information). The Company’s objective is to apply hedge accounting treatment to all derivative financial instruments.

Volaris aims to transfer a portion of market risk to its financial counterparties with derivative financial instruments, described as follows:

1.	Fuel price fluctuation risk: Volaris’ contractual agreements with its fuel suppliers are linked to the market price index of the underlying asset; therefore, it is exposed to an increase in such price. Volaris enters into derivative financial instruments to hedge against significant fluctuations in the fuel price. The instruments are traded on over the counter (“OTC”) markets, with approved counterparties and within limits specified on the Hedging Policy. As of the date of this report, Volaris has Asian Call Options on Jet Fuel.

2.	Foreign currency risk: The Company's exposure to foreign currency risk in exchange rates is mainly related to its operating activities (that is, when income or expenses are denominated in another currency other than the functional currency of the Company). The majority of this exposure is related to payments and / or denominated in Mexican pesos. As of the date of presentation of this report, Volaris does not have foreign exchange derivative financial instruments.

3.	Interest rate variation risk: The Company’s exposure to the risk of changes in market interest rates is related primarily to the Company’s debt obligations and operating lease with floating interest rates. The Company enters into derivative financial instruments in order to hedge a portion of such exposure, for which it uses interest rate swaps and options. These instruments are recognized as hedge accounting within the caption of the primary hedged position. As of the date of this report, the Company holds interest rate CAPs with TIIE 28 as underlying for the Asset Backed Trust Notes.

Derivative financial instruments may require the granting of certain amounts as collateral over the portion of the loss not settled before maturity. The amount of collateral delivered in pledge, is recorded as part of “guarantee deposits”. It is assessed, reviewed and adjusted accordingly daily based on the fair value of the derivative financial instrument position.

2

VLRS	Consolidated
Ticker: VLRS	Quarter:4 Year: 2024

Trading markets and eligible counterparties

The Company only operates in over the counter (“OTC”) markets. To minimize counterparty risk, the Company ISDA agreements (ISDAs) with counterparties with recognized financial capacity; therefore, significant risks of default on any of them are not foreseen. As of December 31st, 2024, the Company has 8 ISDAs in place with different financial institutions and Asian Call Options registered during the fourth quarter of 2024.

The Company only operates with financial counterparties with an ISDA agreement signed, except for the Asset Backed Trust Notes CAPs. Those agreements have a Credit Support Annex ("CSA") section, which sets credit conditions and guidelines for margin calls that are stipulated therein, including minimum amounts and rounding off. The contracting of derivative financial instruments is distributed among the different counterparties with the purpose of avoiding that their exposure falls on a single counterparty and making more efficient the use of the financial conditions of the different CSA, thus minimizing the potential margin calls.

2)	Generic description of the valuation techniques, distinguishing instruments that are valued at cost or fair value, as well as valuation methods and techniques.

The designation of calculation agents is documented at the ISDAs whereby Volaris operates. The Company uses the valuations provided by the financial institutions of each derivative financial instrument. That fair value is compared with internally developed valuation techniques and third parties advisors which use valid and recognized methodologies through which the fair value of derivative financial instruments is estimated based on the prices and variables quoted in the market of the assets of reference using Bloomberg as the main source of information.

In accordance with International Financial Reporting Standards ("IFRS"), the Company elaborates its financial statements; Volaris performs prospective effectiveness tests, as well as hedging records in which derivative financial instruments are classified in accordance with the type of underlying asset (monitored and updated constantly). As of the date of presentation of this report, all the Company's derivative financial instruments are considered effective and therefore classified to be recorded under hedge accounting assumptions.

3)	Management discussion on internal and external sources of liquidity that could be used to meet the requirements related to derivative financial instruments.

The contracting of derivative financial instruments is distributed among the various counterparties with which the Company has signed a CSA, with the purpose of making the use of financial conditions more efficient; with the afore mentioned, it manages to avoid that the exposure falls on a single counterparty. In the same way, different instruments and maturities are used to minimize potential margin calls. If the measures mentioned before were not sufficient, the Company has internal resources to meet the requirements related to derivative financial instruments.

4)	Explanation of changes in exposure to the main risks identified and in managing them, as well as contingencies and events known or expected by management that can affect future reports.

The activities of the Company are exposed to different financial risks, among which the risk of fluctuations in the price of fuel, the risk of fluctuations in exchange rates and the risk of variations in market interest rates stand out. During the fourth quarter of 2024, there was no evidence of significant changes that could modify the exposure to the risks described above, a situation that can change in the future.

5)	Quantitative information

As of the date of this report, all the derivative financial instruments held by the Company qualified as hedge accounting; for this reason, the changes in their fair value will only be the result of changes in the price levels of the underlying asset, and it will not modify the objective of the hedge for which it was initially entered for.

3

VLRS	Consolidated
Ticker: VLRS	Quarter:4 Year: 2024

List of accounting policies

Basis of preparation

Statement of compliance

The unaudited condensed consolidated interim financial statements, which include the condensed consolidated statements of financial position as of December 31, 2024 (unaudited) and 2023 (audited) and the condensed consolidated statements of operations, comprehensive income, for the three months period ended December 31, 2024 and 2023 (unaudited) and the years ended December 31, 2024 and 2023 (unaudited), changes in equity and cash flows for the twelve months period ended December 31, 2024 (unaudited), and 2023 (audited), have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting and using the same accounting policies as in preparing the annual financial statements, with the exceptions explained below.

The unaudited condensed consolidated interim financial statements do not include all the information and disclosures required in the annual consolidated financial statements and should be read in conjunction with the Company’s annual consolidated financial statements as of December 31, 2023, and 2022 (audited).

Items included in the unaudited condensed consolidated interim financial statements of each of the Company’s entities are measured using the currency of the primary economic environment in which each entity operates (“functional currency”). The functional currency of Company and its subsidiary Concesionaria is the US dollar. The presentation currency of the Company’s unaudited condensed consolidated interim financial statements is the US dollar. All values in the unaudited condensed consolidated interim financial statements are rounded to the nearest thousand (US$000), except when otherwise indicated.

The Company has consistently applied its accounting policies to all periods presented in these financial statements and has provided comparative information for the previous period.

Basis of measurement and presentation

The accompanying unaudited condensed consolidated interim financial statements have been prepared under the historical-cost convention, except for derivative financial instruments that are measured at fair value.

The preparation of the unaudited condensed consolidated interim financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the amounts reported in the accompanying unaudited condensed consolidated interim financial statements and notes. Actual results could differ from those estimates.

a)	Basis of consolidation

The accompanying unaudited condensed consolidated interim financial statements comprise the financial statements of the Company and its subsidiaries. On December 31, 2024 (unaudited) and December 31, 2023 (audited), for accounting purposes the companies included in the unaudited condensed consolidated interim financial statements are as follows:

4

VLRS	Consolidated
Ticker: VLRS	Quarter:4 Year: 2024

Name	Principal Activities	Country	% Equity interest
			December 31, 2024	December 31, 2023
Concesionaria Vuela Compañía de Aviación S.A. P. I. de C.V.	Air transportation services for passengers, cargo and mail throughout Mexico and abroad	Mexico	100%	100%
Vuela Aviación, S.A.	Air transportation services for passengers, cargo and mail in Costa Rica and abroad	Costa Rica	100%	100%
Vuela, S.A. (“Vuela”) (1)	Air transportation services for passengers, cargo and mail in Guatemala and abroad	Guatemala	100%	100%
Vuela El Salvador, S.A. de C.V.	Air transportation services for passengers, cargo and mail in El Salvador and abroad	El Salvador	100%	100%
Comercializadora Volaris, S.A. de C.V. (“Comercializadora”)	Merchandising of services	Mexico	100%	100%
Servicios Earhart, S.A. (1)	Rendering specialized services to its affiliates	Guatemala	100%	100%
Servicios Corporativos Volaris, S.A. de C.V. (“Servicios Corporativos”)	Rendering specialized services to its affiliates	Mexico	100%	100%
Comercializadora V Frecuenta, S.A. de C.V. (“Loyalty Program”) (1)	Loyalty Program	Mexico	100%	100%
Viajes Vuela, S.A. de C.V. (“Viajes Vuela”)	Travel agency	Mexico	100%	100%
Guatemala Dispatch Service, S.A., (“GDS, S.A.”)	Aeronautical Technical Services	Guatemala	100%	100%
Fideicomiso Irrevocable de Administración número F/745291 “Administrative Trust”	Share administration trust	Mexico	100%	100%
Fideicomiso de Administración número CIB/3081 “Administrative Trust”	Share administration trust	Mexico	100%	100%
Fideicomiso Irrevocable de Administración número CIB/3249 “Administrative Trust”	Asset backed securities trustor and administrator	Mexico	100%	100%
CIBanco, S.A., Institución de Banca Múltiple, Fideicomiso CIB/3853	Pre-delivery payments financing	Mexico	100%	100%
CIBanco, S.A., Institución de Banca Múltiple, Fideicomiso CIB/3855	Pre-delivery payments financing	Mexico	100%	100%
CIBanco, S.A., Institución de Banca Múltiple, Fideicomiso CIB/3866	Pre-delivery payments financing	Mexico	100%	100%
CIBanco, S.A., Institución de Banca Múltiple, Fideicomiso CIB/3867	Pre-delivery payments financing	Mexico	100%	100%
CIBanco, S. A, Institución de Banca Múltiple, Fideicomiso CIB/3921	Pre-delivery payments financing	Mexico	100%	100%
Bank of Utah, Fideicomiso N503VL (2)	Aircraft administration trust	Mexico	100%	-
Bank of Utah, Fideicomiso N504VL (3)	Aircraft administration trust	Mexico	100%	-
Carlyle Aviation Management Limited (SPV)(4)	Special purpose entity	Ireland	100%	-

(1)	The Companies have not started operations.
(2)	The trust was established effective March 15, 2024.
(3)	The trust was established effective April 16, 2024.
(4)	The special purpose entity was constituted effective December 19, 2024.

The financial statements of the subsidiaries are prepared for the same reporting period as the parent Company, using consistent accounting policies.

Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Company controls an investee if, and only if, the Company has:

(i)	Power over the investee (i.e., existing rights that give it the current ability to direct the relevant activities of the investee).

(ii)	Exposure, or rights, to variable returns from its involvement with the investee.

(iii)	The ability to use its power over the investee to affect its returns.

When the Company has less than a majority of the voting or similar rights of an investee, the Company considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

(i)	The contractual arrangement with the other vote holders of the investee.

(ii)	Rights arising from other contractual arrangements, and

(iii)	The Company’s voting rights and potential voting rights.

The Company re-assesses whether it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated financial statements from the date the Company gains control until the date the Company ceases to control the subsidiary.

5

VLRS	Consolidated
Ticker: VLRS	Quarter:4 Year: 2024

All intercompany balances, transactions, unrealized gains and losses resulting from intercompany transactions are eliminated completely on consolidation in the consolidated financial statements.

On consolidation, the assets and liabilities of foreign operations are translated into U.S. dollar at the exchange rates prevailing at the reporting date and their statements of profit or loss are translated at the average exchange rates prevailing at the time. The exchange differences arising on translation for consolidation are recognized in other comprehensive income (“OCI”). On disposal of a foreign operation, the component of OCI relating to that particular foreign operation is recognized in profit or loss.

b)	Revenue recognition

Passenger revenues

Revenues from the air transportation of passengers are recognized at the earlier of when the service is provided or when the non-refundable ticket expires at the date of the scheduled travel.

Ticket sales for future flights are initially recognized as contract liabilities under the caption “unearned transportation revenue” and, once the transportation service is provided by the Company or when the non-refundable ticket expires at the date of the scheduled travel, the earned revenue is recognized as passenger ticket revenue and the unearned transportation revenue is reduced by the same amount. All the Company’s tickets are non-refundable and are subject to change upon a payment of a fee. Additionally, the Company does not operate a frequent flier program.

The most significant passenger revenue includes revenues generated from: (i) fare revenue and (ii) other passenger revenues. Other passenger services include but are not limited to fees charged for excess baggage, bookings through the call center or third-party agencies, advanced seat selection, itinerary changes and charters. They are recognized as revenue when the obligation of passenger transportation service is provided by the Company or when the non-refundable ticket expires at the date of the scheduled travel.

The Company also classifies as other passenger revenue “V Club” and other similar services, which are recognized as revenue over time when the service is provided.

The Company sells certain tickets with connecting flights with one or more segments operated by its other airline partner. For segments operated by its other airline partner, the Company has determined that it is acting as an agent on behalf of the other airline as is responsible for its portion of the contract (i.e., transportation of the passenger). The Company, as the agent, recognizes revenue within other operating revenue at the time of the travel, for the net amount retained by the Company for any segments flown by other airline.

Non-passenger revenues

The most significant non-passenger revenues include revenues generated from: (i) revenues from other non-passenger services described below and (ii) cargo services.

Revenues from other non-passenger services mainly include but are not limited to commissions charged to third parties for the sale of trip insurance, rental cars, and advertising spaces to third parties. These as well as cargo services, are recognized as revenue at the time the service is provided.

The Company also evaluates, in each new transaction where applicable, the principal versus agent considerations concerning certain non-air travel service arrangements with third-party providers. When the Company determines that the underlying services are provided through third parties who are primarily responsible for providing the services, revenue for these specific non-air travel services is presented on a net basis (agent).

Code-share agreement

On January 16, 2018, the Company and Frontier Airlines (herein after Frontier) entered into a code-share operations agreement, which started operations in September 2018.

6

VLRS	Consolidated
Ticker: VLRS	Quarter:4 Year: 2024

Through this alliance, the Company´s customers gain access to additional cities in the U.S. beyond the current available destinations as the Company’s customers are able to buy a ticket throughout any of Frontier’s actual destinations; and Frontier customers gain first-time access to new destinations in Mexico through Volaris presence in Mexican airports.

Code-share tickets can be purchased directly from the Volaris’ website. The airline that provides the transportation recognize the revenue when the service is provided to the customer.

Other considerations analyzed as part of revenue from contracts with customers

All services provided by the Company including sales of tickets for future flights, other passenger related services and non-passenger services must be paid through a full cash settlement. The payment of the transaction price is equal to the cash settlement from the client at the sales time (using different payment options like credit or debit cards, paying through a third party or directly at the counter in cash). There is little or no judgment to determine the point in time of the revenue recognition, and the amount of it. Even if mainly all the sales of services are initially recognized as contract liabilities, there is no financing component in these transactions.

The cost to obtain a contract is represented by the commissions paid to the travel agencies and the bank commissions charged by the financial institutions for processing electronic transactions. The Company does not incur any additional costs to obtain and fulfill a contract that is eligible for capitalization.

Trade receivables are mainly with financial institutions due to transactions with credit and debit cards, and therefore they are non-interest bearing and are mainly on terms of 24 to 48 hours. The Company has the right of collection at the beginning of the contracts and there are no discounts, payment incentives, bonuses, or other variable considerations after the purchase that could modify the amount of the transaction price.

The Company's tickets are non-refundable. However, in the event that the company cancels a flight due to causes attributable to the airline, including the COVID-19 pandemic, the passengers are entitled to either move their flight at no additional cost, receive a refund or obtain a voucher. No revenue is recognized until either the voucher is redeemed, and the associated flight occurs, or the voucher expires. When vouchers issued exceed the amount of the original amount paid by the passenger the excess is recorded as reduction of the operating revenues. All the Company´s revenues related to future services are rendered through an approximate period of 12 months.

Contract with FEMSA

Under the "Spin Premia" agreement customers participating in this program are entitled to accumulate or redeem points when they purchase goods or use services with any of the companies that are part of the coalition.

The points accumulated for services provided by the Company are recorded as a reduction in revenues. The points redeemed for the Company's services are recorded as deferred revenue until the time when the service is provided, or the points expire. The value of points is determined according to contractual conditions between the Company and FEMSA.

c)	Cash, cash equivalents and restricted cash

Cash and cash equivalents are represented by bank deposits and highly liquid investments with maturities of 90 days or less at the original purchase date. For the purposes of the consolidated statements of cash flows, cash and cash equivalents consist of cash and short-term investments as defined above.

The Company has agreements with financial institutions that process customer credit card transactions for the sale of air travel and other services. These credit card processing agreements do not have significant cash reserve requirements.

Restricted cash are used to constitute the debt service reserves and cannot be used for purposes other than those established.

7

VLRS	Consolidated
Ticker: VLRS	Quarter:4 Year: 2024

d)	Short-term investments

Short-term investments consist of fixed-term bank deposits with a maturity of more than three but less than twelve months.

e)	Financial instruments initial recognition and subsequent measurement

A financial instrument is any contract that gives rise to a financial asset for one entity and a financial liability or equity instrument for another entity.

i) Financial assets

Initial recognition

Classification of financial assets and initial recognition

The Company determines the classification and measurement of financial assets, in accordance with the categories in IFRS 9, which are based on both: the characteristics of the contractual cash flows of these assets and the business model objective for holding them.

Financial assets include those carried at fair value through profit and losses (“FVTPL”), whose objective to hold them is for trading purposes (short-term investments), or at amortized cost, for accounts receivables held to collect the contractual cash flows, which are characterized by solely payments of principal and interest (“SPPI”). Derivative financial instruments are also considered financial assets when these represent contractual rights to receive cash or another financial asset. All the Company’s financial assets are initially recognized at fair value, including derivative financial instruments.

Subsequent measurement

The subsequent measurement of financial assets depends on their initial classification, as is described below:

1.	Financial assets at FVTPL which include financial assets held for trading.

2.	Financial assets at amortized cost, whose characteristics meet the SPPI criterion and were originated to be held to collect principal and interest in accordance with the Company’s business model.

3.	Financial assets at fair value through other comprehensive income (“OCI”) with recycling of cumulative gains and losses.

Derecognition

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognized when:

a)	The rights to receive cash flows from the asset have expired;

b)	The Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either (i) the Company has transferred substantially all the risks and rewards of the asset, or (ii) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset; or when the Company has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if and to what extent it has retained the risks and rewards of ownership. When it has neither transferred nor retained substantially all the risks and rewards of the asset, nor transferred control of the asset, the asset is recognized to the extent of the Company’s continuing involvement in the asset.

In that case, the Company also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Company has retained.

8

VLRS	Consolidated
Ticker: VLRS	Quarter:4 Year: 2024

ii) Impairment of financial assets

The Company assesses at each reporting date, whether there is objective evidence that a financial asset or a group of financial assets is credit - impaired. A financial asset is credit- impaired when one or more events have occurred since the initial recognition of an asset (an incurred ‘loss event’), that has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated.

Evidence that a financial asset is credit - impaired may of impairment may include indications that the debtors or a group of debtors is experiencing significant financial difficulty, default or delinquency in receivable, the probability that they will enter bankruptcy or other financial reorganization and observable data indicating that there is a measurable decrease in the estimated cash flows, such as changes in arrears or economic conditions that correlate with defaults.

For trade receivables, the Company applies a simplified approach in calculating Expected Credit Losses (ECLs). Therefore, the Company does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECLs at each reporting date.

Based on this evaluation, allowances are taken into account for the expected losses of these receivables.

iii) Financial liabilities

Initial recognition and measurement

Financial liabilities are classified, at initial recognition, as financial liabilities at FVTPL, including loans and borrowings, accounts payables to suppliers, unearned transportation revenue, other accounts payable and financial instruments.

All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings and payables, net of directly attributable transaction costs.

Subsequent measurement

The measurement of financial liabilities depends on their classification as described below:

Financial liabilities at amortized cost

Accounts payable, are subsequently measured at amortized cost and do not bear interest or result in gains and losses due to their short-term nature.

Loans and borrowings are the category most relevant to the Company. After initial recognition at fair value (consideration received), interest bearing loans and borrowings are subsequently measured at amortized cost using the Effective Interest Rate method (EIR). Gains and losses are recognized in profit or loss when the liabilities are derecognized as well as through the EIR amortization process.

Amortized cost is calculated by taking into account any discount or premium on issuance and fees or costs that are an integral part of the EIR. The EIR amortization is included as finance costs in the consolidated statements of operations. This amortized cost category generally applies to interest-bearing loans and borrowings.

Financial liabilities at FVTPL

Financial liabilities at FVTPL include financial liabilities under the fair value option, which are classified as held for trading, if they are acquired for the purpose of selling them in the near future. This category includes derivative financial instruments that are not designated as hedging instruments in hedge relationships as defined by IFRS 9.

9

VLRS	Consolidated
Ticker: VLRS	Quarter:4 Year: 2024

Derecognition

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability.

The difference in the respective carrying amounts is recognized in the consolidated statements of operations.

Offsetting of financial instruments

Financial assets and financial liabilities are offset, and the net amount is reported in the consolidated statements of financial position if there is:

(i)	A currently enforceable legal right to offset the recognized amounts, and

(ii)	An intention to settle on a net basis, to realize the assets and settle the liabilities simultaneously.

f)	Other accounts receivable

Other accounts receivable are due primarily from major credit card processors associated with the sales of tickets and are stated at cost less allowances made for credit losses, which approximates fair value given their short-term nature.

g)	Inventories

Inventories consist primarily of flight equipment expendable parts, materials and supplies, and are initially recorded at acquisition cost. Inventories are carried at the lower of cost and their net realization value, which ever less. The cost is determined based on the method of specific identification and expensed when used in operations. The Company recognizes the necessary estimates for decreases in the value of its inventories due to impairment, obsolescence, slow movement and causes that indicate that the use or realization of the aircraft spare parts and flight equipment accessories that are part of the inventory will be less than recorded value. The cost of inventories is determined based on the specific identification method and is recorded as an expense as it is used in operations.

h)	Intangible assets

Cost related to the purchase or development of computer software that is separable from an item of related hardware is capitalized separately measured at cost and amortized over the period in which it will generate benefits on a straight-line basis. The Company annually reviews the estimated useful lives and salvage values of intangible assets and any changes are accounted for prospectively.

The Company records impairment charges on intangible assets used in operations when events and circumstances indicate that the assets or related cash generating unit may be impaired and the carrying amount of a long-lived asset or cash generating unit exceeds its recoverable amount, which is the higher of (i) its fair value less cost to sell, and (ii) its value in use.

The value in use calculation is based on a discounted cash flow model, using our projections of operating results for the near future, typically extending no more than five years. The recoverable amount of long-lived assets is sensitive to the uncertainties inherent in the preparation of projections and the discount rate used in the calculation.

Software

Acquired computer software licenses are capitalized on the basis of cost incurred to acquire, implement and bring the software into use. Costs associated with maintaining computer software programs are expensed as incurred. In case of development or improvement to systems that will generate probable future economic benefits, the Company capitalizes software development costs, including directly attributable expenditures on materials, labor, and other direct costs.

10

VLRS	Consolidated
Ticker: VLRS	Quarter:4 Year: 2024

Acquired software cost is amortized on a straight-line basis over its useful life. Licenses and software rights acquired by the Company have finite useful lives and are amortized on a straight–line basis over the term of the contract. Amortization expense is recognized in the consolidated statements of operations.

i)	Assets held for sale

Assets held for sale, formerly non-current assets or groups of assets that are expected to be sold within the next twelve months are measured at the lower of their carrying amount at the time they are reclassified and fair value less sell costs. Fair value less sell costs is derived from recent market transactions, if available.

j)	Guarantee deposits

Guarantee deposits primarily include of aircraft maintenance deposits paid to lessors, deposits for rent of flight equipment and other guarantee deposits. Aircraft and engine deposits are held by lessors in U.S. dollars and are presented as current assets and non-current assets, based on the recovery dates of each deposit established in the related agreements.

Deposits for flight equipment maintenance paid to lessors

Most of the Company's lease contracts stipulate the obligation to pay maintenance deposits to aircraft lessors, in order to guarantee major maintenance work.

These lease agreements establish that maintenance deposits are reimbursable to the Company at the time the major maintenance event is concluded for an amount equal to: (i) the maintenance deposit held by the lessor associated with the specific maintenance event, or (ii) the qualifying costs related to the specific maintenance event.

Substantially all major maintenance deposits are generally calculated based on the use of leased aircraft and engines (flight hours or operating cycles). The sole purpose of these deposits is to guarantee to the lessor the execution of maintenance work on the aircraft and engines.

Maintenance deposits that the Company expects to recover from lessors are presented as security deposits in the consolidated statements of financial position.

According to the term of the lease, in each contract it is evaluated whether major maintenance of the leased aircraft and engines is expected to be carried out. In the event that major maintenance is not expected to be performed on its own account, the deposit is recorded as a variable lease payment in the consolidated statements of operations, since it represents part of the use of the leased goods and is determined based on time or flight cycles.

When modifications are made to the lease agreements that entail an extension of the lease term, the maintenance deposits which had been recorded previously as variable lease payments can be converted into recoverable deposits and presented as recoverable assets, at the modification date.

Certain other aircraft lease agreements do not require the obligation to pay maintenance deposits in advance to lessors to guarantee important maintenance activities; therefore, the Company does not make payments for guarantee deposits with respect to these aircrafts. However, some of these lease agreements include the obligation to make maintenance adjustment payments to lessors at the end of the lease period. These maintenance adjustments cover maintenance events that are not expected to be performed before the termination of the lease; for such agreements, the Company accumulates a liability related to the amount of the costs that will be incurred at the end of the lease, since no maintenance deposits have been made.

k)	Aircraft and engine maintenance

The Company is required to conduct various levels of aircraft maintenance. Maintenance requirements depend on the type of aircraft, age and the route network over which it operates (utilization).

11

VLRS	Consolidated
Ticker: VLRS	Quarter:4 Year: 2024

Fleet maintenance requirements may include preventive maintenance tasks based on manufacturers recommendations, for example, component checks, airframe and systems checks, periodic major maintenance and engine checks.

Aircraft maintenance and repair consists of routine and non-routine tasks, divided mainly into three general categories: (i) routine line maintenance, (ii) major maintenance and (iii) component checks.

(i) Routine line maintenance requirements consist of scheduled maintenance checks on the Company’s aircraft, including pre-flight, daily and weekly checks, any diagnostics and routine repairs and any unscheduled maintenance is performed as required. These type of maintenance events are normally performed by in-house, trained mechanics and are primarily completed at the main airports that the Company currently serves, supported by sub-contracted companies.

Other maintenance activities are sub-contracted to certified maintenance business partners, repair and overhaul organizations. Routine maintenance also includes scheduled tasks that can typically take from 6 to 12 days to accomplish and are required between every 24 or 36 months, such as 24-month checks and C checks. All maintenance costs are expensed as incurred.

(ii) Major maintenance for the aircraft consists of a series of more complex tasks, including structural checks for the airframe, that can take up to six weeks to accomplish and typically are required every six years.

Major maintenance is accounted for under the deferral method, whereby the cost of major maintenance, major overhaul and repair is capitalized (leasehold improvements to flight equipment) and amortized over the shorter of the period to the next major maintenance event or the remaining contractual lease term. The next major maintenance event is estimated based on assumptions including estimated time of usage. The United States Federal Aviation Administration (“FAA”) and the Mexican Federal Civil Aviation Agency (Agencia Federal de Aviación Civil- AFAC) authorized maintenance intervals and average removal times as recommended by the aircraft and components manufacturers of our fleet.

These assumptions may change based on changes in the utilization of aircraft, changes in government regulations and recommended manufacturer maintenance intervals. In addition, these assumptions can be affected by unplanned incidents that could damage an airframe, engine, or major component to a level that would require a heavy maintenance event prior to a scheduled maintenance event. To the extent the planned usage increases, the estimated life would decrease before the next maintenance event, resulting in additional expense over a shorter period.

The amortization of deferred maintenance costs is recorded as part of depreciation and amortization in the consolidated statements of operations.

(iii) The Company has a power-by-the hour agreement for component services, which guarantees the availability of aircraft components for the Company’s fleet when they are required. It also provides aircraft components that are included in the redelivery conditions of the contract (hard time) with a fixed priced at the time of redelivery. The monthly maintenance cost associated with this agreement is recognized as incurred in the consolidated statements of operations.

The Company has an engine flight hour agreement (repair agreement), that guarantees a cost for the engines shop visits, provides miscellaneous engines coverage, supports the cost of foreign objects damage events, ensures there is protection from annual escalations, and grants credit for certain scrapped components. The cost associated with the miscellaneous engines’ coverage is recorded monthly as incurred in the consolidated statements of operations.

l)	Rotable spare parts, furniture and equipment, net

Rotable spare parts, furniture, and equipment, are recorded at cost and are depreciated over their estimated useful lives using the straight-line method. Depreciation is calculated based on the cost less the estimated residual value of the assets.

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VLRS	Consolidated
Ticker: VLRS	Quarter:4 Year: 2024

Aircraft spare engines have significant components with different useful lives; therefore, they are accounted for as separate items of spare engine parts (major components).

Pre-delivery payments refer to prepayments made to aircraft and engine manufacturers during the manufacturing stage of the aircraft. The borrowing costs related to the acquisition or construction of a qualifying asset are capitalized as part of the cost of that asset.

Depreciation rates are as follows:

Annual depreciation rate
Flight equipment	4.0-16.7%
Constructions and improvements	Remaining contractual lease term
Computer equipment	25%
Workshop tools	33.3%
Electric power equipment	10%
Communications equipment	10%
Workshop machinery and equipment	10%
Motorized transport equipment platform	25%
Service carts on board	20%
Office furniture and equipment	10%
Leasehold improvements to flight equipment	The shorter of: (i) remaining contractual lease term, or (ii) the next major maintenance event (1)
(1) These period is determined in accordance with usage

The Company reviews annually the useful lives of these assets and any changes are accounted for prospectively.

The Company identified one Cash Generating Unit (CGU), which includes the long-lives assets and the entire fleet, including right-of-use assets and flight equipment. The Company assesses at each reporting date, whether there is objective evidence that long-live assets and entire fleet, including right of use asset and flight equipment are impaired in the CGU. The Company records impairment charges in operation when events and circumstances indicate that the assets may be impaired or when the carrying amount of a long-lived asset or related cash generating unit exceeds its recoverable amount, which is the higher of (i) its fair value less cost to sell and (ii) its value in use.

The value in use calculation is based on a discounted cash flow model, using projections of operating results for the near future, typically extending no more than five years. The recoverable amount of long-lived assets is sensitive to the uncertainties inherent in the preparation of projections and the discount rate used in the calculation.

m)	Foreign currency transactions and exchange differences

The Company’s consolidated financial statements are presented in U.S. dollars, which is the functional currency of the parent company and its main subsidiaries. For each subsidiary, the Company determines the functional currency and items included in the financial statements of each entity are measured using the currency of the primary economic environment in which each entity operates (“the functional currency”).

The financial statements of foreign operations prepared under IFRS and denominated in their respective local currencies different from its functional currency are remeasured into their functional currency as follows:

•	Transactions in foreign currencies are translated into the respective functional currencies at the exchange rates at the dates of the transactions.

•	All monetary assets and liabilities are translated into the functional currency at the exchange rate at the consolidated statements of financial position reporting date.

•	All non-monetary items that are measured based on historical cost in a foreign currency are translated at the exchange rate at the date of the transaction.

•	Equity accounts are translated at the prevailing exchange rate at the time the capital contributions were made, and the profits were generated.

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VLRS	Consolidated
Ticker: VLRS	Quarter:4 Year: 2024

•	Revenues, costs and expenses are translated at the average exchange rate during the applicable period.

Any differences resulting from the remeasurement into the respective functional currency are recognized in the consolidated statements of operations.

Assets and liabilities from foreign subsidiaries are converted from the functional currency to the presentation currency at the exchange rate on the reporting date; revenues and expenses are translated at each month during the year at the monthly average exchange rate.

Foreign currency differences arising on translation into the presentation currency are recognized in OCI.

n)	Liabilities and provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

o)	Employee benefits

i) Personnel vacations

The Company and its subsidiaries in Mexico and Central America recognize a reserve for the costs of paid absences, such as vacation time, based on the accrual method.

ii) Termination benefits

The Company recognizes a liability and expense for termination benefits at the earlier of the following dates:

a) When it can no longer withdraw the offer of those benefits; and

b) When it recognizes costs for a restructuring that is within the scope of IAS 37, Provisions, Contingent Liabilities and Contingent Assets, and involves the payment of termination benefits.

The Company is demonstrably committed to a termination when, and only when, it has a detailed formal plan for the termination and is without realistic possibility of withdrawal.

iii) Seniority premiums

In accordance with Mexican Labor Law, the Company provides seniority premium benefits to the employees which rendered services to its Mexican subsidiaries under certain circumstances. These benefits consist of a one-time payment equivalent to 12 days’ wages for each year of service (at the employee’s most recent salary, but not to exceed twice the legal minimum wage), payable to all employees with 15 or more years of service, as well as to certain employees terminated involuntarily prior to the vesting of their seniority premium benefit.

Obligations relating to seniority premiums other than those arising from restructurings, are recognized based upon actuarial calculations and are determined using the projected unit credit method.

The latest actuarial computation was prepared as of December 31, 2024. Remeasurement of the net defined benefit liability arising from actuarial gains and losses are recognized in full in the period in which they occur in OCI. Such remeasurement gains and losses are not reclassified to profit or loss in subsequent periods.

The defined benefit asset or liability comprises the present value of the defined benefit obligation using a discount rate based on government bonds, less the fair value of plan assets out of which the obligations are to be settled.

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VLRS	Consolidated
Ticker: VLRS	Quarter:4 Year: 2024

For entities in Costa Rica, Guatemala and El Salvador there is no obligation to pay seniority premium, these countries have Post- Employee Benefits.

iv) Incentives

The Company has a quarterly incentive plan for certain personnel whereby cash bonuses are awarded for meeting certain performance targets. These incentives are payable shortly after the end of each quarter and are accounted for as a short-term benefit under IAS 19, Employee Benefits. A provision is recognized based on the estimated amount of the incentive payment.

The Company has a short-term benefit plan for certain key personnel whereby cash bonuses are awarded when certain Company’s performance targets are met. These incentives are payable shortly after the end of each year and also are accounted for as a short-term benefit under IAS 19. A provision is recognized based on the estimated amount of the incentive payment.

v) Long-term incentive plan (“LTIP”) and long-term retention plan (LTRP)

The Company has adopted a Long-term incentive plan (“LTIP”). This plan consists of a share purchase plan (equity-settled) and a share appreciation rights “SARs” plan (cash settled), and therefore accounted under IFRS 2 “Share based payment”.

The Company measures the cost of its equity-settled transactions at fair value at the date the equity benefits are conditionally granted to employees. The cost of equity-settled transactions is recognized in the consolidated statements of operations, together with a corresponding increase in treasury shares, over the period in which the performance and/or service conditions are fulfilled.

During 2024 and 2023, the Company approved a new long-term retention plan (“LTRP”), which consisted in a purchase plan (equity-settled). This plan does not include cash compensation granted through appreciation rights on the Company’s shares. The retention plans granted in previous periods will continue in full force and effect until their respective due dates and the cash compensation derived from them will be settled according to the conditions established in each plan.

vi) Share-based payments

a) LTIP

- Share purchase plan (equity-settled)

Certain key employees of the Company receive additional benefits through a share purchase plan denominated in Restricted Stock Units (“RSUs”), which has been classified as an equity-settled share-based payment. The cost of the equity-settled share purchase plan is measured at grant date, taking into account the terms and conditions on which the share options were granted. The equity-settled compensation cost is recognized in the consolidated statement of operations under the caption of salaries and benefits, over the required service period.

- SARs plan (cash settled)

The Company granted SARs to key employees, which entitle them to a cash payment after a service period.

The amount of the cash payment is determined based on the increase in the share price of the Company between the grant date and the time of exercise. The liability for the SARs is measured, initially and at the end of each reporting period until settled, at the fair value of the SARs, taking into account the terms and conditions on which the SARs were granted. The compensation cost is recognized in the consolidated statements of operations under the caption of salaries and benefits, over the required service period.

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VLRS	Consolidated
Ticker: VLRS	Quarter:4 Year: 2024

The cost of the SARs plan is measured initially at fair value at the grant date. This fair value is expensed over the period until the vesting date with recognition of a corresponding liability. Similar to the equity settled awards described above, the valuation of cash settled award also requires using similar inputs, as appropriate.

b) Management incentive plan (“MIP”)

- MIP II

On February 19, 2016, the Board of Directors of the Company authorized an extension to the MIP for certain key employees, this plan was named MIP II. In accordance with this plan, the Company granted SARs to key employees, which entitle them to a cash payment after a service period. The amount of the cash payment is determined based on the increase in the share price of the Company between the grant date and the time of exercise. The liability for the SARs is measured initially and at the end of each reporting period until settled at the fair value of the SARs, taking into account the terms and conditions on which the SARs were granted. The compensation cost is recognized in the consolidated statements of operations under the caption of salaries and benefits, over the required service period.

c) Board of Directors Incentive Plan (BoDIP)

Certain members of the Board of Directors of the Company receive additional benefits through a share-based plan, which has been classified as an equity-settled share-based payment and therefore accounted under IFRS 2 “Share based payment”.

In April 2018, the Board of Directors of the Company authorized a Board of Directors Incentive Plan “BoDIP”, for the benefit of certain board members. The BoDIP grants options to acquire shares of the Company or CPOs during a five-year period, which was determined on the grant date. Under this plan, no service or performance conditions are required to the board members for exercise the option to acquire shares, and therefore, they have the right to request the delivery of those shares at the time they pay for them.

In April 2023, the Company's Annual General Shareholders' Meeting modified the terms of the BoDIP so that starting in 2023 certain members of the Board of Directors receive additional benefits through a stock-based plan.

vii) Employee profit sharing

The Mexican Income Tax Law (“MITL”), establishes that the base for computing current year employee profit sharing shall be the taxpayer’s taxable income of the year for income tax purposes, including certain adjustments established in the Income Tax Law, at the rate of 10%. The Mexican Federal Labor Law (“MFLL”) establishes a limit for employee profit sharing payment, up to three months of the employee´s current salary or the average employee profit sharing received by the employee in the previous three years.

Subsidiaries in Central America do not have such profit-sharing benefit, as it is not required by local regulations.

p)	Leases

The Company assesses at contract inception whether a contract is, or contains, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period in exchange for consideration.

The Company applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The Company recognizes lease liabilities for payments to be made under the lease term and right-of-use assets representing the right to use the underlying assets.

i.	Right-of-use assets

The Company recognizes right-of-use assets at the commencement date of the lease. Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, an estimate of costs to be incurred by the Company in dismantling and removing the underlying asset to the condition required by the terms and conditions of the lease, and lease payments made at or before the commencement date less any lease incentives received.

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VLRS	Consolidated
Ticker: VLRS	Quarter:4 Year: 2024

Components of the right-of-use assets are depreciated on a straight-line basis over the shorter of the remining lease term and the estimated useful lives of the assets, as follows:

Aircraft	up to 18 years
Spare engines	up to 18 years
Buildings leases	up to ten years
Maintenance component	up to eight years

ii.	Lease Liabilities

At the commencement date of the lease, the Company recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees.

Variable lease payments that do not depend on an index or a rate are recognized as expenses in the period in which the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, the Company uses its incremental borrowing rate at the lease commencement date because the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the lease payments or a change in the assessment of an option to purchase the underlying asset. When the lease liability is remeasured, a corresponding adjustment is made to the carrying amount of the right of use assets or is recorded in profit or loss if the company purchased the underlying asset.

The short-term leases and leases of low value assets are recognized as expense on a straight-line basis over the lease term.

As of December 31, 2024, and 2023, there were no impairment charges recorded in relation to the right-of-use assets.

iii.	Sale and leaseback

The Company enters into agreements whereby an aircraft or engine is sold to a lessor upon delivery and the lessor agrees to lease such aircraft or engine back to the Company.

The Company measures the right-of-use asset arising from the leaseback at the proportion of the previous carrying amount of the asset that relates to the right of use retained by the seller-lessee. Accordingly, the Company recognizes in the consolidated statements of operations only the amount of any gain or loss that relates to the rights transferred to the buyer-lessor. If the fair value of the consideration for the sale of an asset does not equal the fair value of the asset, or if the payments for the lease are not at market rates, then the Company adjusts the difference to measure the sale proceeds at fair value and accounts for any below-market terms as a prepayment of lease payments and any above market terms as additional financing provided by the buyer-lessor to the seller-lessee.

First, the sale and leaseback transactions are analyzed within the scope of IFRS 15 - Revenue from Contracts with Customers, in order to verify whether the performance obligation has been satisfied and, therefore, are accounted for the sale of the asset. If this requirement is not met, then the transaction constitutes a failed sale and leaseback and is accounted for as financial transaction. If the requirements related to the performance obligation established in IFRS 15 are met, the Company measures an asset for right of use that arises from the sale transaction with subsequent lease in proportion to the book value of the asset related to the right-of-use assets retained by the Company. Consequently, only the gains or losses related to the rights transferred to the lessor-buyer are recognized.

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VLRS	Consolidated
Ticker: VLRS	Quarter:4 Year: 2024

q)	Return obligations

The aircraft and engine lease agreements of the Company require specific return conditions, which are described as follows:

a) Dismantling and removing the underlying asset to meet the conditions stipulated in the lease agreement, typically related to aircraft standardization and painting which can be reasonably estimated at the beginning of the lease. These costs are initially recognized at present value as part of the cost of right-of-use assets.

b) Aircraft components (airframe, APU and landing gears) and engines (overhaul and limited life parts) must be returned to lessors under specific conditions of maintenance. The costs of return, which in no case are related to scheduled major maintenance, are estimated, and recognized ratably as a provision from the time it becomes likely such costs will be incurred and can be estimated reliably. These return costs are recognized as a component of variable lease expenses and the provision is remeasured and included as part of other liabilities, through the remaining lease term. The Company estimates the provision related to aircraft components and engines using certain assumptions including the projected usage of the aircraft and the expected costs of maintenance tasks to be performed. This provision is made in relation to the present value of the expected future costs of meeting the return conditions.

r)	Other taxes and fees payable

The Company is required to collect certain taxes and fees from customers on behalf of government agencies and airports and to remit these to the applicable governmental entity or airport on a periodic basis. These taxes and fees include federal transportation taxes, federal security charges, airport passenger facility charges, and foreign arrival and departure fees. These charges are collected from customers at the time they purchase their tickets but are not included in passenger revenue. The Company records a liability upon collection from the customer and discharges the liability when payments are remitted to the applicable governmental entity or airport.

s)	Income taxes

Current income tax

Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the tax authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date.

Current income tax relating to items recognized directly in equity is recognized in equity. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred income tax

Deferred income tax is recognized in respect of temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the reporting date.

Deferred income tax liabilities are recognized for all taxable temporary differences, except, in respect of taxable temporary differences associated with investments in subsidiaries when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognized for all deductible temporary differences, the carry-forward of unused tax credits and any available tax losses. Deferred income tax assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry-forward of unused tax credits and available tax losses can be utilized, except, in respect of deductible temporary differences associated with investments in subsidiaries deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profits will be available against which the temporary differences can be utilized.

The Company considers the following criteria in assessing the probability that taxable profit will be available against which the unused tax losses or unused tax credits can be utilized: (a) whether the entity has sufficient taxable temporary differences relating to the same taxation authority and the same taxable entity, which will result in taxable amounts against which the unused tax losses or unused tax credits can be utilized before they expire; (b) whether it is probable that the Company will have taxable profits before the unused tax losses or unused tax credits expire; (c) whether the unused tax losses result from identifiable causes which are unlikely to recur; and (d) whether tax planning opportunities are available to the Company that will create taxable profit in the period in which the unused tax losses or unused tax credits can be utilized.

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VLRS	Consolidated
Ticker: VLRS	Quarter:4 Year: 2024

The carrying amount of deferred income tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

Deferred income tax relating to items recognized outside profit or loss is recognized outside profit or loss. Deferred tax items are recognized in correlation to the underlying transaction in OCI.

Deferred income tax assets and deferred income tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

Income taxes are computed based on tax laws approved in Mexico, Costa Rica, Guatemala and El Salvador at the date of the consolidated statements of financial position.

The IFRIC Interpretation 23 Uncertainty over Income Tax Treatment addresses the accounting for income taxes when tax treatments involve uncertainty that affects the application of IAS 12 Income Taxes. It does not apply to taxes or levies outside the scope of IAS 12, nor does it specifically include requirements relating to interest and penalties associated with uncertain tax treatments. The Interpretation specifically addresses the following:

•	Whether an entity considers uncertain tax treatments separately.

•	The assumptions an entity makes about the examination of tax treatments by taxation authorities.

•	How an entity determines taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates.

•	How an entity considers changes in facts and circumstances.

The Company determines whether to consider each uncertain tax treatment separately or together with one or more other uncertain tax treatments and uses the approach that better predicts the resolution of the uncertainty.

The Company applies significant judgement in identifying uncertainties over income tax treatments. Since the Company operates in a complex multinational environment, it continually assess whether the interpretation has an impact on its consolidated financial statements.

Upon adoption of the Interpretation, the Company has considered whether it has any uncertain tax positions, particularly those relating to transfer pricing. The Company’s and the subsidiaries’ tax filings in different jurisdictions include deductions related to transfer pricing and the taxation authorities may challenge those tax treatments. The Company determined, based on its tax compliance and transfer pricing studies, that it is probable that its tax treatments (including those for the subsidiaries) will be accepted by the taxation authorities.

As of December 31, 2024, and 2023, the IFRIC Interpretation 23 did not have an impact on the consolidated financial statements of the Company.

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VLRS	Consolidated
Ticker: VLRS	Quarter:4 Year: 2024

t)	Derivative and non-derivative financial instruments and hedge accounting

The Company mitigates certain financial risks, such as volatility in the price of jet fuel, adverse changes in interest rates and exchange rate fluctuations, through a risk management program that includes the use of derivative financial instruments and non-derivative financial instrument.

In accordance with IFRS 9, derivative financial instruments and non-derivative financial instruments are recognized in the consolidated statements of financial position at fair value. At inception of a hedge relationship, the Company formally designates and documents the hedge relationship to which it wishes to apply hedge accounting, as well as the risk management objective and strategy for undertaking the hedge. The documentation of the hedging records includes the hedging strategy and objective, identification of the hedging instrument, the hedged item or transaction, the nature of the risks being hedged and how the entity will assess the effectiveness of changes in the hedging instrument’s fair value in offsetting the exposure to changes in the hedged item’s fair value or cash flows attributable to the hedged risk(s).

Only if such hedges are expected to be effective in achieving offsetting changes in fair value or cash flows of the hedge item(s) and are assessed on an ongoing basis to determine that they have been effective throughout the financial reporting periods for which they were designated, hedge accounting treatment can be used.

Under the cash flow hedge (CFH) accounting model, the effective portion of the hedging instrument’s changes in fair value is recognized in OCI, while the ineffective portion is recognized in current year earnings in the statements of operations. The cash flow hedge reserve is adjusted to the lower of the cumulative gain or loss on the hedging instrument and the cumulative change in fair value of the hedged item. The amounts recognized in OCI are transferred to earnings in the period in which the hedged transaction affects earnings. As of December 31, 2024, and 2023, the Company did not recognize an ineffective portion with respect to derivative financial instruments.

The realized gain or loss of derivative financial instruments and non-derivative financial instruments that qualify as CFH are recorded in the same caption of the hedged item in the consolidated statements of operations.

Accounting for the time value of options

The Company accounts for the time value of options in accordance with IFRS 9, which requires all derivative financial instruments to be initially recognized at fair value. Subsequent measurement for options purchased and designated as CFH requires that the option’s changes in fair value be segregated into its intrinsic value (which will be considered the hedging instrument’s effective portion in OCI) and its correspondent changes in extrinsic value (time value and volatility). The extrinsic value changes will be considered as a cost of hedging (recognized in OCI in a separate component of equity) and accounted for in earnings when the hedged items also are recognized in earnings.

u)	Financial instruments – Disclosures

IFRS 7 requires a three-level hierarchy for fair value measurement disclosures and requires entities to provide additional disclosures about the relative reliability of fair value measurements.

v)	Treasury shares

The Company’s equity instruments that are reacquired (treasury shares), are recognized at cost and deducted from equity. No gain or loss is recognized in profit or loss on the purchase, sale, issuance or cancellation of treasury shares. Any difference between the carrying amount and the consideration received, if reissued, is recognized in additional paid in capital. Share-based payment options exercised during the reporting period were settled with treasury shares.

w)	Operating segments

Management of Controladora monitors the Company as a single business unit that provides air transportation and related services, accordingly it has only one operating segment.

The Company has two geographic areas identified as domestic (Mexico) and international (United States of America, Central America and South America).

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VLRS	Consolidated
Ticker: VLRS	Quarter:4 Year: 2024

x)	Current versus non-current classification

The Company presents assets and liabilities in the consolidated statements of financial position based on current/non-current classification. An asset is current when it is: (i) expected to be realized or intended to be sold or consumed in normal operating cycle, (ii) expected to be realized within twelve months after the reporting period, or, (iii) cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period. All other assets are classified as non-current.

A liability is current when: (i) it is expected to be settled in normal operating cycle, (ii) it is due to be settled within twelve months after the reporting period, or, (iii) there is no unconditional right to defer the settlement of the liability for at least twelve months after the reporting period. The Company classifies all other liabilities as non-current. Deferred tax assets and liabilities are classified as non-current assets and liabilities.

21

VLRS	Consolidated
Ticker: VLRS	Quarter:4 Year: 2024

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN,

S.A.B. DE C.V. AND SUBSIDIARIES

(d.b.a. VOLARIS)

Notes to Condensed Consolidated Financial Statements

As of December 31, 2024, and 2023

(In thousands of U.S. dollars, except when indicated otherwise)

Description of the business and summary of material accounting policy information

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (“Controladora” or the “Company”) was incorporated in Mexico in accordance with the laws of Mexico on October 27, 2005.

Controladora is domiciled in Mexico City at Av. Antonio Dovali Jaime No. 70, 13th Floor, Tower B, Colonia Zedec Santa Fe, Mexico City, Mexico, 01210.

The Company, through its subsidiary Concesionaria Vuela Compañía de Aviación, S.A.P.I. de C.V. (“Concesionaria”), has a concession to provide air transportation services for passengers, cargo and mail throughout Mexico and abroad.

Concesionaria’s concession was granted by the Mexican federal government through the Mexican Infrastructure, Communications and Transportation Ministry (Secretaría de Infraestructura, Comunicaciones y Transportes) on May 9, 2005 initially for a period of five years and was extended on February 17, 2010 for an additional period of ten years. On February 24, 2020, Concesionaria’s concession was extended for a 20-year term starting on May 9, 2020.

Concesionaria made its first commercial flight as a low-cost airline on March 13, 2006. Concesionaria operates under the trade name of “Volaris”. On June 11, 2013, Controladora Vuela Compañía de Aviación, S.A.P.I. de C.V. changed its corporate name to Controladora Vuela Compañía de Aviación, S.A.B. de C.V.

On September 23, 2013, the Company completed its dual listing Initial Public Offering on the New York Stock Exchange (“NYSE”) and on the Mexican Stock Exchange (Bolsa Mexicana de Valores, or “BMV”), and on September 18, 2013, its shares started trading under the ticker symbol “VLRS” and “VOLAR”, respectively.

On November 16, 2015, certain shareholders of the Company completed a secondary follow-on equity offering on the NYSE.

On December 11, 2020, the Company announced the closing of an upsized primary follow-on equity offering in which the Company offered 134,000,000 of its Ordinary Participation Certificates (Certificados de Participación Ordinarios), or CPOs, in the form of American Depositary Shares, or ADSs, at a price to the public of US$11.25 per ADS in the United States and other countries outside of Mexico, pursuant to the Company’s shelf registration statement filed with the Securities and Exchange Commission (the “SEC”). In connection with the offering, the underwriters exercised their option to purchase up to 20,100,000 additional CPOs in the form of ADSs. Each ADS represents 10 CPOs and each CPO represents a financial interest in one Series A share of common stock of the Company.

On November 10, 2016, the Company, through its subsidiary Vuela Aviación, S.A. (“Volaris Costa Rica”), obtained from the Costa Rica Civil Aviation Authority an Air Operator Certificate to provide air transportation services for passengers, cargo and mail, in scheduled and non-scheduled flights for an initial period of five years. On December 20, 2021, Volaris Costa Rica´s Air Operator Certificate was renewed, modified and extended for an additional 15- years term. Volaris Costa Rica started operations on December 1, 2016.

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VLRS	Consolidated
Ticker: VLRS	Quarter:4 Year: 2024

On August 25, 2021, the Company through its subsidiary Vuela El Salvador, S.A. de C.V. (“Volaris El Salvador”) obtained from the El Salvadorian Civil Aviation Authority an Operation Permit, for scheduled and non-scheduled international public air transportation services for passengers, cargo and mail valid until May 30, 2024. On May 28, 2024 Volaris El Salvador’s Operation Permit was renewed, modified and extended for an additional 5-years term. Volaris El Salvador started operations on September 15, 2021.

On October 13, 2021, Concesionaria, completed the issuance of fifteen million (15,000,000) of asset backed trust notes (certificados bursátiles fiduciarios) (the “Trust Notes”) issued under the ticker VOLARCB 21L for an amount of Ps.1.5 billion Mexican pesos (US$72.1 million, based on an exchange rate of Ps.20.80 to US$1 on October 13, 2021), issued by CIBanco, S.A., Institución de Banca Múltiple, acting as Trustee of the Irrevocable Trust number CIB/3249 created by Concesionaria, in the second offering under the program authorized by the Mexican National Banking and Securities Commission for an amount of up to Ps.3.0 billion (three billion pesos 00/100 national currency) (US$144.2 million, based on an exchange rate of Ps.20.80 to US$1 on October 13, 2021). The Trust Notes are aligned with the Sustainability-Linked Bond Principles 2020, administered by the International Capital Market Association (ICMA) and has Sustainability Objectives (SPT) for the Key Performance Indicator (KPI), to reduce carbon dioxide emissions from Volaris´ operations, measured as grams of CO2 emissions per revenue passenger/kilometer (gCO2 / RPK) by 21.54%, 24.08% and 25.53% by 2022, 2023 and 2024, respectively, compared to 2015. This offering incentives the Company to accomplish its long-term sustainable goals, among which are to reduce CO2 emissions by 35.42% gCO2 / RPK by 2030 vs 2015. The Trust Notes have a maturity of five years and will pay an interest rate of TIIE 28 plus 200 basis points.

On September 28, 2023 “Concesionaria” completed the offering of 15,000,000 (fifteen million) asset backed trust notes (certificados bursátiles fiduciarios) (the “Trust Notes “) in Mexico under the ticker VOLARCB 23 for an amount of Ps.1.5 billion Mexican pesos (US$85.8 million, based on an exchange rate of Ps.17.47 to US$1 on September 28, 2023) by CIBanco, S.A., Institución de Banca Múltiple, acting as Trustee of the Irrevocable Trust number CIB/3249 created by Concesionaria Vuela Compañía de Aviación, S.A.P.I. de C.V., in the third offering under the program authorized and enlarged by the Mexican National Banking and Securities Commission for an amount of up to Ps.5.0 billion Mexican pesos (US$286.2 million, based on an exchange rate of Ps.17.47 to US$1 on September 28, 2023). The Trust Notes will be backed by future collection rights under agreements entered into with credit card processors regarding flows derived from the sale of airline tickets and other related services through VISA and Mastercard credit cards, through their internet portal, travel agencies, call centers and sales offices. The Trust Notes have a maturity term of five years and will pay an interest rate of Tasa de Interes Interbancaria de Equilibrio (“TIIE”) 28 plus 215 basis points spread. The underwriters were Casa de Bolsa BBVA México, S.A. de C.V., Grupo Financiero BBVA México and Actinver Casa de Bolsa, S.A. de C.V., Grupo Financiero Actinver.

On November 22, 2023, all holders of the 57,513,873 outstanding Series B shares of the Company concluded the conversion of all Series B Shares into 57,513,873 Series A Shares represented by Ordinary Participation Certificates (Certificados de Participación Ordinarios) in the form of the corresponding American Depositary Shares.

The accompanying unaudited condensed consolidated interim financial statements and notes were approved for issuance by the Company’s Chief Executive Officer, Enrique J. Beltranena Mejicano, and the Chief Financial Officer, Jaime E. Pous Fernández, on February 19, 2025 and subsequent events were considered through that date.

Basis of preparation

Statement of compliance

The unaudited condensed consolidated interim financial statements, which include the condensed consolidated statements of financial position as of December 31, 2024 (unaudited) and 2023 (audited) and the condensed consolidated statements of operations, comprehensive income, for the three months period ended December 31, 2024 and 2023 (unaudited) and the years ended December 31, 2024 and 2023 (unaudited), changes in equity and cash flows for the twelve months period ended December 31, 2024 (unaudited), and 2023 (audited), have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting and using the same accounting policies as in preparing the annual financial statements, with the exceptions explained below.

23

VLRS	Consolidated
Ticker: VLRS	Quarter:4 Year: 2024

The unaudited condensed consolidated interim financial statements do not include all the information and disclosures required in the annual consolidated financial statements and should be read in conjunction with the Company’s annual consolidated financial statements as of December 31, 2023, and 2022 (audited).

Items included in the unaudited condensed consolidated interim financial statements of each of the Company’s entities are measured using the currency of the primary economic environment in which each entity operates (“functional currency”). The functional currency of Company and its subsidiary Concesionaria is the US dollar. The presentation currency of the Company’s unaudited condensed consolidated interim financial statements is the US dollar. All values in the unaudited condensed consolidated interim financial statements are rounded to the nearest thousand (US$000), except when otherwise indicated.

The Company has consistently applied its accounting policies to all periods presented in these financial statements and has provided comparative information for the previous period.

Basis of measurement and presentation

The accompanying unaudited condensed consolidated interim financial statements have been prepared under the historical-cost convention, except for derivative financial instruments that are measured at fair value.

The preparation of the unaudited condensed consolidated interim financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the amounts reported in the accompanying unaudited condensed consolidated interim financial statements and notes. Actual results could differ from those estimates.

a)	Basis of consolidation

The accompanying unaudited condensed consolidated interim financial statements comprise the financial statements of the Company and its subsidiaries. On December 31, 2024 (unaudited) and December 31, 2023 (audited), for accounting purposes the companies included in the unaudited condensed consolidated interim financial statements are as follows:

Name	Principal Activities	Country	% Equity interest
			December 31, 2024	December 31, 2023
Concesionaria Vuela Compañía de Aviación S.A. P. I. de C.V.	Air transportation services for passengers, cargo and mail throughout Mexico and abroad	Mexico	100%	100%
Vuela Aviación, S.A.	Air transportation services for passengers, cargo and mail in Costa Rica and abroad	Costa Rica	100%	100%
Vuela, S.A. (“Vuela”) (1)	Air transportation services for passengers, cargo and mail in Guatemala and abroad	Guatemala	100%	100%
Vuela El Salvador, S.A. de C.V.	Air transportation services for passengers, cargo and mail in El Salvador and abroad	El Salvador	100%	100%
Comercializadora Volaris, S.A. de C.V. (“Comercializadora”)	Merchandising of services	Mexico	100%	100%
Servicios Earhart, S.A. (1)	Rendering specialized services to its affiliates	Guatemala	100%	100%
Servicios Corporativos Volaris, S.A. de C.V. (“Servicios Corporativos”)	Rendering specialized services to its affiliates	Mexico	100%	100%
Comercializadora V Frecuenta, S.A. de C.V. (“Loyalty Program”) (1)	Loyalty Program	Mexico	100%	100%
Viajes Vuela, S.A. de C.V. (“Viajes Vuela”)	Travel agency	Mexico	100%	100%
Guatemala Dispatch Service, S.A., (“GDS, S.A.”)	Aeronautical Technical Services	Guatemala	100%	100%
Fideicomiso Irrevocable de Administración número F/745291 “Administrative Trust”	Share administration trust	Mexico	100%	100%
Fideicomiso de Administración número CIB/3081 “Administrative Trust”	Share administration trust	Mexico	100%	100%
Fideicomiso Irrevocable de Administración número CIB/3249 “Administrative Trust”	Asset backed securities trustor and administrator	Mexico	100%	100%

24

VLRS	Consolidated
Ticker: VLRS	Quarter:4 Year: 2024

CIBanco, S.A., Institución de Banca Múltiple, Fideicomiso CIB/3853	Pre-delivery payments financing	Mexico	100%	100%
CIBanco, S.A., Institución de Banca Múltiple, Fideicomiso CIB/3855	Pre-delivery payments financing	Mexico	100%	100%
CIBanco, S.A., Institución de Banca Múltiple, Fideicomiso CIB/3866	Pre-delivery payments financing	Mexico	100%	100%
CIBanco, S.A., Institución de Banca Múltiple, Fideicomiso CIB/3867	Pre-delivery payments financing	Mexico	100%	100%
CIBanco, S. A, Institución de Banca Múltiple, Fideicomiso CIB/3921	Pre-delivery payments financing	Mexico	100%	100%
Bank of Utah, Fideicomiso N503VL (2)	Aircraft administration trust	Mexico	100%	-
Bank of Utah, Fideicomiso N504VL (3)	Aircraft administration trust	Mexico	100%	-
Carlyle Aviation Management Limited (SPV)(4)	Special purpose entity	Ireland	100%	-

(1)	The Companies have not started operations.
(2)	The trust was established effective March 15, 2024.
(3)	The trust was established effective April 16, 2024.
(4)	The special purpose entity was constituted effective December 19, 2024.

The financial statements of the subsidiaries are prepared for the same reporting period as the parent Company, using consistent accounting policies.

Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Company controls an investee if, and only if, the Company has:

(i)	Power over the investee (i.e., existing rights that give it the current ability to direct the relevant activities of the investee).

(ii)	Exposure, or rights, to variable returns from its involvement with the investee.

(iii)	The ability to use its power over the investee to affect its returns.

When the Company has less than a majority of the voting or similar rights of an investee, the Company considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

(i)	The contractual arrangement with the other vote holders of the investee.

(ii)	Rights arising from other contractual arrangements, and

(iii)	The Company’s voting rights and potential voting rights.

The Company re-assesses whether it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated financial statements from the date the Company gains control until the date the Company ceases to control the subsidiary.

All intercompany balances, transactions, unrealized gains and losses resulting from intercompany transactions are eliminated completely on consolidation in the consolidated financial statements.

On consolidation, the assets and liabilities of foreign operations are translated into U.S. dollar at the exchange rates prevailing at the reporting date and their statements of profit or loss are translated at the average exchange rates prevailing at the time. The exchange differences arising on translation for consolidation are recognized in other comprehensive income (“OCI”). On disposal of a foreign operation, the component of OCI relating to that particular foreign operation is recognized in profit or loss.

25

VLRS	Consolidated
Ticker: VLRS	Quarter:4 Year: 2024

Impact of new International Financial Reporting Standards

New and amended standards and interpretations already effective

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company´s annual consolidated financial statements for the year ended 31 December 2023, except for the adoption of new standards effective as of 1 January 2024.

The Company has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective. Several amendments apply for the first time in 2024, but do not have an impact on the interim condensed consolidated financial statements of the Company.

The nature and the effect of these changes are disclosed below:

Amendments to IAS 1: Classification of Liabilities as Current or Non-current

In January 2020, the IASB issued amendments to paragraphs 69 to 76 of IAS 1 to specify the requirements for classifying liabilities as current or non-current. The amendments clarify:

  What is meant by a right to defer settlement.
  That a right to defer must exist at the end of the reporting period.
  That classification is unaffected by the likelihood that an entity will exercise its deferral right.
  That only if an embedded derivative in a convertible liability is itself an equity instrument would the terms of a liability not impact its classification.

In addition, a requirement has been introduced to require disclosure when a liability arising from a loan agreement is classified as noncurrent and the entity’s right to defer settlement is contingent on compliance with future covenants within twelve months.

The amendments are effective for annual reporting periods beginning on or after January 1st, 2024, and must be applied retrospectively.

As of December 31, 2024, these amendments did not have an impact on the unaudited interim condensed consolidated financial statements of the Company.

Amendments to IFRS 16: Lease Liability in a Sale and Leaseback

In September 2022, the IASB issued amendments to IFRS 16 to specify the requirements that a seller-lessee uses in measuring the lease liability arising in a sale and leaseback transaction, to ensure the seller-lessee does not recognize any amount of the gain or loss that relates to the right of use it retains.

The amendments are effective for annual reporting periods beginning on or after 1 January 2024 and must applied retrospectively to sale and leaseback transactions entered into after the date of initial application of IFRS 16. Earlier application is permitted, and that fact must be disclosed.

As of December 31, 2024, these amendments did not have an impact on the unaudited interim condensed consolidated financial statements of the Company.

Supplier Finance Arrangements – Amendments to IAS 7 and IFRS 7

In May 2023, the IASB issued amendments to IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments: Disclosures to clarify the characteristics of supplier finance arrangements and require additional disclosure of such arrangements. The disclosure requirements in the amendments are intended to assist users of financial statements in understanding the effects of supplier finance arrangements on an entity’s liabilities, cash flows and exposure to liquidity risk.

The amendments will be effective for annual reporting periods beginning on or after 1 January 2024. Early adoption is permitted but will need to be disclosed.

26

VLRS	Consolidated
Ticker: VLRS	Quarter:4 Year: 2024

As of December 31, 2024, these amendments did not have an impact on the unaudited interim condensed consolidated financial statements of the Company.

Use of judgments, estimates and assumptions

The preparation of these unaudited interim condensed consolidated financial statements in accordance with IAS 34 requires management to make estimates, assumptions and judgments that affect the reported amount of assets and liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities at the date of the Company’s unaudited interim condensed consolidated financial statements.

Seasonality of operations

The results of operations for any interim period are not necessarily indicative of those for the entire year because the business is subject to seasonal fluctuations. The Company expect demand to be greater during the summer in the northern hemisphere, in December and around Easter, which can fall either in the first or second quarter, compared to the rest of the year. The Company and subsidiaries generally experience their lowest levels of passenger traffic in February, September, and October, given their proportion of fixed costs, seasonality can affect their profitability from quarter to quarter. This information is provided to allow for a better understanding of the results; however, management has concluded that this does not constitute “highly seasonal” as considered by IAS 34.

Financial instruments and risk management

Financial risk management

The Company’s activities are exposed to different financial risks stemming from exogenous variables which are not under their control but whose effects might be potentially adverse such as: (i) market risk, (ii) credit risk, and (iii) liquidity risk.

The Company’s global risk management program is focused on uncertainty in the financial markets and tries to minimize the potential adverse effects on net earnings and working capital requirements. The Company uses derivative financial instruments to hedge part of such risks. The Company does not enter derivatives for trading or speculative purposes. The sources of these financial risk exposures are included in both “on balance sheet” exposures, such as recognized financial assets and liabilities, as well as in “off-balance sheet” contractual agreements and on highly expected forecasted transactions.

These on and off-balance sheet exposures, depending on their profiles, do represent potential cash flow variability exposure, in terms of receiving less inflows or facing the need to meet outflows which are higher than expected, therefore increase the working capital requirements.

Since adverse movements erode the value of recognized financial assets and liabilities, as well some other off-balance sheet financial exposures, there is a need for value preservation, by transforming the profiles of these fair value exposures. The Company has a Finance and Risk Management department, which identifies and measures financial risk exposures, to design strategies to mitigate or transform the profile of certain risk exposures, which are taken up to the corporate governance level for approval.

Market risk

a)	Jet fuel price risk

Since the contractual agreements with jet fuel suppliers include reference to jet fuel index, the Company is exposed to fuel price risk which might have an impact on the forecasted consumption volumes. The Company’s jet fuel risk management policy aims to provide the Company with protection against increases in jet fuel prices. In an effort to achieve the aforesaid, the risk management policy allows the use of derivative financial instruments available on over the counter (“OTC”) markets with approved counterparties and within approved limits. Aircraft jet fuel consumed in the three months period ended December 31, 2024, and 2023 represented 29% and 38% of the Company’s operating expenses, respectively. Additionally, aircraft jet fuel consumed in the twelve months ended December 31, 2024, and 2023 represented 33% and 38% of the Company’s operating expenses, respectively.

27

VLRS	Consolidated
Ticker: VLRS	Quarter:4 Year: 2024

In September 2024, the Company contracted Asian Call Options on US Gulf Coast Jet Fuel 54 designated to hedge 25,832 thousand gallons. These hedges represented a portion of the projected consumption for the 4Q 2024 and 1Q 2025.

In October 2024, the Company contracted Asian Call Options on US Gulf Coast Jet Fuel 54 designated to hedge 14,457 thousand gallons. These hedges represented a portion of the projected consumption for the 4Q 2024 and 1Q 2025.

For the three- and twelve-months period ended December 31, 2023, the Company did not enter into derivative financial instruments to hedge jet fuel.

In accordance with IFRS 9 the Company separates the intrinsic value from the extrinsic value of an option contract; as such, the change in the intrinsic value can be designated as hedge accounting. Because extrinsic value (time and volatility values) of the option is related to a “transaction related hedged item”, it is required to be segregated and accounted for as a cost of hedging in OCI and accrued as a separate component of stockholders’ equity until the related hedged item matures and therefore impacts profit and loss.

The underlying asset (US Gulf Coast Jet Fuel 54) is a consumption asset (energy commodity), which is not in the Company’s inventory. Instead, it is directly consumed by the Company’s fleet at different airport terminals. Therefore, although a non-financial asset is involved, its initial recognition does not generate a book adjustment in the Company’s inventories.

Rather, it is initially accounted for in the Company’s OCI and a reclassification adjustment is made from OCI to profit and loss and recognized in the same period or periods in which the hedged item is expected to be allocated to profit and loss. Furthermore, when performing hedges, the Company hedges its forecasted jet fuel consumption month after month, which is consistent with the maturity date of the monthly serial Asian call options.

As of December 31, 2024, the fair value of the outstanding US Gulf Coast Jet Fuel Asian call options was US$431. The cost of hedging derived from the extrinsic value changes of the jet fuel hedged position given the out-of the-money position as of December 31, 2024, recognized in other comprehensive loss was US$307.

The cost of hedging will be recycled to the fuel cost during 4Q 2024 and 1Q 2025, as these options expire on a monthly basis and the jet fuel is consumed. Contracted options for 4Q 2024 expired and the only outstanding are the ones for 1Q 2025.

	Position as of December 31, 2024 Jet fuel Asian call option contracts maturities
	1Q 2025
Notional volume in gallons (thousands) (1)		14,356
Strike price agreed rate per gallon (2)	US$	2.18 / 2.25
Approximate percentage of hedge (of expected consumption value)		17%
(1) US Gulf Coast Jet Fuel 54 as underlying asset
(2) Weighted Average

28

VLRS	Consolidated
Ticker: VLRS	Quarter:4 Year: 2024

b)	Foreign currency risk

The Company is exposed to transactional foreign currency risk due to potential mismatches between the currencies in which sales, expenses, receivables, and borrowings are denominated, and the respective functional currencies of the Company and its subsidiaries. The U.S. dollar is the functional currency for Controladora and its main subsidiaries. Transactions are primarily denominated in U.S. dollars and Mexican pesos, with minor transactions denominated in other currencies such as Quetzales, Colombian pesos, and Colones.

Foreign currency risk arises from possible unfavorable movements in the exchange rate which could have a negative impact in the Company’s cash flows. To mitigate this risk, the Company may use foreign exchange derivative financial instruments and non-derivative financial instruments.

The summary of quantitative data about the Company’s exposure to currency risk as of December 31, 2024, is as set forth below:

		Mexican Pesos		Others(1)
Assets:	(In thousands of U.S. dollars)
Cash, cash equivalents and restricted cash	US$	69,156	US$	31,847
Other accounts receivable, net		45,381		676
Guarantee deposits		27,710		445
Other Assets		5,169		-
Derivative Financial instruments		271		-
Total assets	US$	147,687	US$	32,968

Liabilities:
Financial debt	US$	118,590	US$	-
Lease liabilities		19,772		52
Suppliers		132,244		2,537
Other liabilities		253,822		2,206
Total liabilities	US$	524,428	US$	4,795
Net foreign currency position	US$	(376,741)	US$	28,173

(1) The foreign exchange exposure includes: Colones, Quetzales and Colombian pesos.

At February 19, 2025, date of issuance of these unaudited condensed consolidated financial statements, the exchange rate was Ps.20.2830 per U.S. dollar.

The summary of quantitative data about the Company’s exposure to currency risk as of December 31, 2023, is as set forth below:

		Mexican Pesos		Others(1)
Assets:	(In thousands of U.S. dollars)
Cash, cash equivalents and restricted cash	US$	100,488	US$	13,287
Other accounts receivable, net		54,594		34,650
Guarantee deposits		29,951		514
Derivative Financial instruments		1,683		-
Total assets	US$	186,716	US$	48,451

Liabilities:
Financial debt	US$	186,251	US$	-
Lease liabilities		19,655		73
Suppliers		142,453		2,254
Other liabilities		57,283		2,958
Total liabilities	US$	405,642	US$	5,285
Net foreign currency position	US$	(218,926)	US$	43,166

(1) The foreign exchange exposure includes: Colones, Quetzales and Colombian pesos.

29

VLRS	Consolidated
Ticker: VLRS	Quarter:4 Year: 2024

In determining the spot exchange rate to use on initial recognition of the related asset, expense or income (or part of it) on the derecognition of a non-monetary asset or non-monetary liability relating to advance consideration, the date of the transaction is the date on which the Company initially recognizes the non-monetary asset or non-monetary liability arising from the advance consideration. If there are multiple payments or receipts in advance, the Company determines the transaction date for each payment or receipt of advance consideration.

As of December 31, 2024, and 2023, the Company did not enter into foreign exchange rate derivatives financial instruments.

c)	Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in market interest rates relates primarily to the Company’s long-term debt obligations and flight equipment lease agreements with floating interest rates.

The Company’s results are affected by fluctuations in certain benchmark market interest rates due to the impact that such changes may have on interest bearing contractual agreements indexed to the Secured Overnight Financing Rate (“SOFR”) and the Interbank Equilibrium Interest Rate (TIIE).

In November 2020 the ICE Benchmark Administration (“IBA”), the FCA-regulated and authorized administrator of LIBOR, announced that starting 2022, LIBOR would no longer be used to issue new loans and the last rates were published on 30 September 2023. As of December 31, 2024, and 2023, all our US dollar financing facilities at floating rate are referenced to SOFR.

The Company uses derivative financial instruments to reduce its exposure to fluctuations in market interest rates and accounts for these instruments as an accounting hedge.

In most cases, when a derivative can be tailored within the terms and it perfectly matches cash flows of a leasing or financing agreement, it may be designated as a CFH and the effective portion of fair value variations are recorded in equity until the date the cash flow of the hedged lease payment is recognized in the consolidated statements of operations.

In July 2019 the Irrevocable Trust number CIB/3249, whose trustor is the Company, entered a cap to mitigate the risk due to interest rate increases on the CEBUR (VOLARCB19) coupon payments. The floating rate coupons reference was TIIE 28 limited under the “cap” to 10% on the reference rate for the life of the CEBUR (VOLARCB19) and had the same amortization schedule.

The cap started on July 19, 2019, and the maturity date was June 20, 2024, consisted of 59 “caplets” with the same specifications as the CEBUR (VOLARCB19) coupons for reference rate determination, coupon term, and fair value.

In addition, during November 2021 the Trust entered a cap to mitigate the risk due to interest rate increases on the CEBUR (VOLARCB21L) coupon payments. The floating rate coupons reference to TIIE 28 limited under the cap to 10% on the reference rate for the life of the CEBUR (VOLARCB21L) and have the same amortization schedule.

The cap started on November 3, 2021, and the maturity date is October 20, 2026, consisting of 59 “caplets” with the same specifications as the CEBUR (VOLARCB21L) coupons for reference rate determination, coupon term, and fair value.

In October 2023 the Trust entered a cap to mitigate the risk due to interest rate increases on the CEBUR (VOLARCB23) coupon payments. The floating rate coupons reference to TIIE 28 are limited under the cap to 13% on the reference rate for the life of the CEBUR (VOLARCB23) and have the same amortization schedule.

30

VLRS	Consolidated
Ticker: VLRS	Quarter:4 Year: 2024

The cap started on October 20, 2023, and the maturity date is September 20, 2028, consisting of 59 “caplets” with the same specifications as the CEBUR (VOLARCB23) coupons for reference rate determination, coupon term, and fair value.

As of December 31, 2024, and 2023, the Company’s outstanding hedging contracts in the form of interest rate caps with notional of US$119.2 million and US$187.4 million, respectively, had fair values of US$271 and US$1,683, respectively, and are presented as part of the financial assets in the condensed consolidated statement of financial position.

During the three months period ended December 31, 2024, and 2023, the amortization of the intrinsic value of the cap was US$190 and US$227, respectively, recycled to the statement of operations as part of the finance cost.

During the twelve months period ended December 31, 2024, and 2023, the amortization of the intrinsic value of the cap was US$896 and US$579, respectively, recycled to the statement of operations as part of the finance cost.

In August 2024 the Company entered into T-Locks agreements (Treasury Rate Locks) to mitigate the risk associated with floating rates indexed to lease agreements. The floating rate referenced to US5Y (United States 5Y Treasury Note) was locked for a notional of US$24,900 maturing in August 2024.

As of December 31, 2024, the Company recognized a total of US$117 in other comprehensive income.

As of December 31, 2024, the Company does not have any outstanding hedging contracts balances in the form of T-Locks.

d)	Liquidity risk

Liquidity risk represents the risk that the Company has insufficient funds to meet its obligations. Because of the cyclical nature of the business, the operations, and its investment and financing needs related to the acquisition of new aircraft and renewal of its fleet, the Company requires liquid funds to meet its obligations.

The Company manages its cash, cash equivalents and its financial assets, relating the terms of investments with those of its obligations. Its policy is that the average term of its investments may not exceed the average term of its obligations. This cash and cash equivalents position is invested in highly liquid short-term instruments through financial entities.

The Company has future obligations related to maturities of bank borrowings, lease liabilities and derivative contracts. The Company concluded that it has a low concentration of risk since it has access to alternate sources of funding.

The Company has debts related to the Aircraft pre-delivery payments, which are settled with the reimbursement of the Aircraft pre-delivery payments when the sale and leaseback transaction is carried out.

The table below presents the Company’s contractual principal payments required on its financial liabilities:

	December 31, 2024
	Within one year		More than a year		Total
Interest-bearing borrowings:
Pre-delivery payments facilities	US$	215,393	US$	145,589	US$	360,982
Asset backed trust note (“CEBUR”)		24,669		94,565		119,234
Other financial agreements		30,918		288,978		319,896

Lease liabilities:
Aircraft, engines, land and buildings leases		391,158		2,670,378		3,061,536
Aircraft and engine lease return obligation		44,045		333,332		377,377
Total	US$	706,183	US$	3,532,842	US$	4,239,025

31

VLRS	Consolidated
Ticker: VLRS	Quarter:4 Year: 2024

	December 31, 2023
	Within one year		More than a year		Total
Interest-bearing borrowings:
Pre-delivery payments facilities	US$	157,318	US$	151,322	US$	308,640
Asset backed trust note (“CEBUR”)		44,396		143,054		187,450
Other financial agreements		12,157		140,906		153,063

Lease liabilities:
Aircraft, engines, land and buildings leases		372,697		2,518,745		2,891,442
Aircraft and engine lease return obligation		803		286,405		287,208
Total	US$	587,371	US$	3,240,432	US$	3,827,803

e)	Credit risk

Credit risk is the risk that any counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Company is exposed to credit risk from its operating activities (primarily for trade receivables) and from its financing activities, including deposits with banks and financial institutions, foreign exchange transactions and other financial instruments including derivatives.

Financial instruments that expose the Company to credit risk involve mainly cash equivalents and accounts receivable. Credit risk on cash equivalents relates to amounts invested with major financial institutions.

Credit risk on accounts receivable relates primarily to amounts receivable from the international credit card companies. The Company has a high receivable turnover; hence management believes credit risk is minimal due to the nature of its businesses, which have a large portion of their sales settled in credit cards.

The credit risk on liquid funds and derivative financial instruments is limited because the counterparties have a high credit rating assigned by international credit-rating agencies.

Outstanding derivative financial instruments could expose the Company to credit loss in the event of nonperformance by the counterparties to the agreements. However, the Company does not expect any of its counterparties to fail to meet their obligations. The amount of such credit exposure is generally the unrealized gain, if any, in such contracts.

To manage credit risk, the Company selects counterparties based on credit assessments, limits overall exposure to any single counterparty and monitors the market position with each counterparty. The Company does not purchase or hold derivative financial instruments for trading purposes.

As of December 31, 2024, the Company determined that its credit risk associated with outstanding derivative financial instruments is low, as it exclusively engages in such instruments with counterparties that have high credit ratings assigned by international credit-rating agencies.

f)	Capital management

Management believes that the resources available to the Company are enough for its present requirements and will be sufficient to meet its anticipated requirements for capital expenditures and other cash requirements for the next fiscal year. The primary objective of the Company’s capital management is to ensure that it maintains healthy capital ratios to support its business and maximize the shareholder’s value. No changes were made in the objectives, policies, or processes for managing capital during the years ended December 31, 2024 and 2023. The Company is not subject to any externally imposed capital requirement, other than the legal reserve.

32

VLRS	Consolidated
Ticker: VLRS	Quarter:4 Year: 2024

As part of the management strategies related to acquisition of its aircraft (pre-delivery payments), the Company pays the associated short-term obligations by entering into sale-leaseback agreements, whereby an aircraft is sold to a lessor upon delivery.

Fair value measurements

The only financial assets and liabilities measured at fair value after initial recognition are the derivative financial instruments. Fair value is the price that would be received from sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

(i)	In the principal market for the asset or liability, or

(ii)	In the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible to the Company.

The fair value of an asset or a liability is assessed using the course of thought which market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

The assessment of a non-financial asset’s fair value considers the market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the consolidated financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

•	Level 1 – Quoted (unadjusted) prices in active markets for identical assets or liabilities.

•	Level 2 – Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable.

•	Level 3 – Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

For assets and liabilities that are recognized in the consolidated financial statements on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

For the purpose of fair value disclosures, the Company has determined classes of assets and liabilities on the basis of the nature, characteristics and risks of the asset or liability and the level of the fair value hierarchy as explained above.

Set out below, is a comparison by class of the carrying amounts and fair values of the Company’s financial instruments, other than those for which carrying amounts are reasonable approximations of fair values:

33

VLRS	Consolidated
Ticker: VLRS	Quarter:4 Year: 2024

	Carrying amount				Fair value
	December 31, 2024		December 31, 2023		December 31, 2024		December 31, 2023

Assets
Derivative financial Instruments	US$	702	US$	1,683	US$	702	US$	1,683

Liabilities
Financial debt (Interest-bearing loans and borrowings)		(800,112)		(649,153)		(846,456)		(671,590)
Total	US$	(799,410)	US$	(647,470)	US$	(845,754)	US$	(669,907)

The following table summarizes the fair value measurements by hierarchy as of December 31, 2024:

	Fair value measurement
	Quoted prices in active markets Level 1		Significant observable inputs Level 2		Significant unobservable inputs Level 3		Total

Assets
Derivatives financial instruments:
Jet Fuel Asian Call Options (2)	US$	-	US$	431	US$	-	US$	431
Interest rate Caps		-		271		-		271

Liabilities
Interest-bearing loans and borrowings (1)		-		(846,456)		-		(846,456)
Net	US$	-	US$	(845,754)	US$	-	US$	(845,754)

(1) SOFR curve and TIIE Mexican interbank rate. Includes short-term and long-term debt.

There were no transfers between level 1 and level 2 during the period.

(2) Jet fuel forward levels.

The following table summarizes the fair value measurements by hierarchy as of December 31, 2023:

	Fair value measurement
	Quoted prices in active markets Level 1		Significant observable inputs Level 2		Significant unobservable inputs Level 3		Total

Assets
Derivatives financial instruments:
Interest rate Caps	US$	-	US$	1,683	US$	-	US$	1,683

Liabilities
Interest-bearing loans and borrowings (1)		-		(671,590)		-		(671,590)
Net	US$	-	US$	(669,907)	US$	-	US$	(669,907)

(1) SOFR curve and TIIE Mexican interbank rate. Includes short-term and long-term debt.

There were no transfers between level 1 and level 2 during the period.

The following table summarizes the gain from derivatives financial instruments recognized in the unaudited condensed consolidated statements of operations for the three months period ended December 31, 2024, and 2023:

Unaudited condensed consolidated statements of operations

		For the three months period ended December 31,
Instrument	Financial statements line	2024		2023
Jet fuel Asian call options contracts	Fuel expense	US$	(1,317)	US$	-
Interest rate cap	Finance cost		(190)		(227)
Total		US$	(1,507)	US$	(227)

34

VLRS	Consolidated
Ticker: VLRS	Quarter:4 Year: 2024

The following table summarizes the gain from derivatives financial instruments recognized in the unaudited condensed consolidated statements of operations for the twelve months period ended December 31, 2024, and 2023:

Unaudited condensed consolidated statements of operations

		For the twelve months period ended December 31,
Instrument	Financial statements line	2024		2023
Jet fuel Asian call options contracts	Fuel expense	US$	(1,317)	US$	-
Interest rate cap	Finance cost		(896)		(579)
Total		US$	(2,213)	US$	(579)

The following table summarizes the net loss on CFH before taxes recognized in the unaudited condensed consolidated statements of other comprehensive income for the three months period ended December 31, 2024, and 2023:

Unaudited condensed consolidated statements of other comprehensive income (loss)

		For the three months period ended December 31,
Instrument	Financial statements line	2024		2023
Jet Fuel Asian call options contracts	OCI	US$	111	US$	-
T-Locks	OCI		7		-
Interest rate cap	OCI		226		(1,446)
		US$	344	US$	(1,446)

The following table summarizes the net loss on CFH before taxes recognized in the unaudited condensed consolidated statements of other comprehensive income for the twelve months period ended December 31, 2024, and 2023:

Unaudited condensed consolidated statements of other comprehensive loss

		For the twelve months period ended December 31,
Instrument	Financial statements line	2024		2023
Jet Fuel Asian call options contracts	OCI	US$	(307)	US$	-
T-Locks	OCI		(117)		-
Interest rate cap	OCI		30		(1,175)
		US$	(394)	US$	(1,175)

Financial assets and liabilities

As of December 31, 2024, and 2023, the Company’s financial assets measured at amortized cost are represented by cash, cash equivalents and restricted cash, short-term investments, trade and other accounts receivable, for which their carrying amount is a reasonable approximation of fair value.

a)	Financial assets

		December 31, 2024		December 31, 2023
Derivative financial instruments designated as cash flow hedges (effective portion recognized within OCI)
Jet Fuel Asian Call Options	US$	431	US$	-
Interest rate cap		271		1,683
Total derivative financial assets	US$	702	US$	1,683

Presented on the consolidated statements of financial position as follows:
Current	US$	431	US$	-
Non-current	US$	271	US$	1,683

35

VLRS	Consolidated
Ticker: VLRS	Quarter:4 Year: 2024

b)	Financial debt

(i)	As of December 31, 2024 and 2023, the Company’s short-term and long-term debt consists of the following:

		December 31, 2024		December 31, 2023
I.	Asset-backed trust notes (“CEBUR”), in Mexican pesos, matured on June 20th, 2024, bearing an annual interest rate of TIIE plus 175 basis points.	US$	-	US$	14,799

II.	Asset-backed trust notes (“CEBUR”), in Mexican pesos, with a maturity date on October 20th, 2026, bearing an annual interest rate of TIIE plus 200 basis points, plus 25 basis points (1).		45,227		83,859

III.	Asset-backed trust notes (“CEBUR”), in Mexican pesos, with a maturity date on September 20th, 2028, bearing an annual interest rate of TIIE plus 215 basis points.		74,007		88,792

IV.	Revolving credit line with Banco Santander, S.A., (“Santander”) and Banco Nacional de Comercio Exterior, S.N.C. (“Bancomext”), in U.S. dollars, to finance pre-delivery payments, bearing an annual interest rate of SOFR plus a spread of 298 basis points, plus 5 basis points[1]. In August 2024, the Company increased the facility amount to include additional aircraft, extending the maturity date to December 31, 2028, the interest rate from the additional aircraft excludes the sustainability adjustment.		109,976		57,855

V.	Pre-delivery payments financing with JSA International U.S. Holdings, LLC, with a maturity date on November 30, 2025, bearing an annual interest of SOFR plus a spread of 300 basis points, along with additional adjustment up to 26 basis points.		25,907		35,983

VI.	Pre-delivery payments financing with GY Aviation Lease 1714 Co. Limited, with maturity date on November 30, 2025, bearing annual interest of SOFR plus a spread of 425 basis points, along with additional adjustment up to 26 basis points.		60,629		64,495

VII.	Pre-delivery payments financing with Incline II B Shannon 18 Limited, with maturity date on May 31, 2025, bearing annual interest of SOFR plus a spread of 390 basis points.		41,432		107,178

VIII.	Pre-delivery payments financing with Oriental Leasing 6 Company Limited, with maturity date on May 31, 2027, bearing an annual interest of SOFR plus a spread of 200 basis points, along with additional adjustment up to 26 basis points		123,038		43,129

IX.	Financing for the acquisition of engines with Tarquin Limited, with maturity on September 15, 19 and 26, 2028, bearing an annual interest of 6.20%.		41,812		44,052

X.	Financing for the acquisition of engines with NBB-V11218 Lease Partnership, with maturity on September 9, 2028, bearing an annual interest of 6.20%.		8,095		8,821

XI.	Financing for the acquisition of engines with NBB-V11951 Lease Partnership, with maturity on September 12, 2028, bearing an annual interest of 6.20%.		7,473		8,143

XII.	Financing for the acquisition of engines with Wilmington Trust SP Services (Dublin) Limited (not in its individual capacity but solely as Owner Trustee) for the acquisition of several engines, with maturity in September and October 2028, bearing an annual interest of 7.16%.		63,732		71,507

XIII.	Financing for the acquisition of engines with NBB Pintail Co., LTD, with maturity date on November 27, 2028, bearing an annual interest of 6.99%.		19,795		20,540

XIV	Financing for the acquisition of engines with Bank of Utah Corporate Trust, with maturity date in July, August, October and November 2029, bearing an annual interest of 6.20%		71,624		-

XV.	Financing for the acquisition of engines with RRPF Engine Leasing Limited, with maturity date on November 14, 2032, bearing an annual interest of 6.80%.		36,473		-

XVI.	Financing for the acquisition of engines with BOC Aviation (Ireland) Limited, with maturity date in October and November 2029, bearing an annual interest of 6.86%.		70,892		-

36

VLRS	Consolidated
Ticker: VLRS	Quarter:4 Year: 2024

XVII.	Transaction costs to be amortized.		(3,590)		(3,158)

XVIII.	Accrued interest and other financial cost.		13,456		7,070
			809,978		653,065
	Less: Short-term maturities	US$	283,616	US$	220,289
	Long-term financial debt	US$	526,362	US$	432,776

TIIE: Mexican interbank rate

SOFR: Secured Overnight Financing Rate

(1) Sustainability adjustment

(ii) The following table provides a summary of the Company’s scheduled remaining principal payments of financial debt and accrued interest on December 31, 2024:

	Within one year		January 2026- December 2026		January 2027- December 2027		January 2028-onwards		Total
Santander/Bancomext	US$	-	US$	98,149	US$	11,827	US$	-	US$	109,976
CEBUR program		24,669		29,808		37,004		27,753		119,234
JSA International U.S. Holdings, LLC		25,907		-		-		-		25,907
GY Aviation Lease 1714 Co. Limited		60,629		-		-		-		60,629
Incline II B Shannon 18 Limited		41,432		-		-		-		41,432
Oriental Leasing 6 Company Limited		87,425		35,613		-		-		123,038
Tarquin Limited		2,384		2,536		2,698		34,194		41,812
Lease Partnership NBB-V11218		772		822		874		5,627		8,095
Lease Partnership NBB-V11951		712		758		806		5,197		7,473
Wilmington Trust SP Services (Dublin) Limited		8,373		9,001		9,676		36,682		63,732
NBB Pintail Co. LTD		799		857		919		17,220		19,795
Bank of Utah Corporate Trust		7,975		8,484		9,025		46,140		71,624
RRPF Engine Leasing Limited		2,203		2,356		2,521		29,393		36,473
BOC Aviation (Ireland) Limited		7,700		8,249		8,839		46,104		70,892
Financial debt		270,980		196,633		84,189		248,310		800,112
Accrued interest		13,456		-		-		-		13,456
Total	US$	284,436	US$	196,633	US$	84,189	US$	248,310	US$	813,568

On December 19, 2024, the Company entered pre-delivery payments financing with Runway Eleven Lender LLC at an annual interest rate of SOFR plus 275 basis points, for the acquisition of its aircraft through a revolving facility. For purposes of financing these pre-delivery payments, an Irish SPV was created whereby, the Company assigned its rights and obligations under the Airbus Purchase Agreement with Airbus S.A.S. (“Airbus”), including its obligation to make pre-delivery payments to the Irish SPV.

The “Runway Eleven Lender LLC” pre-delivery payments facility does not include financial covenants or financial obligations.

On June 8, 2022, the Company entered pre-delivery payments financing with Santander/Bancomext at an annual interest rate of SOFR plus 298 basis points, for the acquisition of its aircraft through a revolving facility. For purposes of financing these pre-delivery payments, a Mexican trust was created whereby, the Company assigned its rights and obligations under the Airbus Purchase Agreement with Airbus S.A.S. (“Airbus”), including its obligation to make pre-delivery payments to the Mexican trust. The Company guaranteed the obligations of the Mexican trusts under the financing agreement (CIBanco, S.A. Institución de Banca Múltiple) Trust 3853. A feature of this financing is that it will incur an additional five (5) basis points if the sustainability goals are not met. On August 31, 2023, the interest rate increased by five (5) basis points, with the possibility of mitigating the additional rate if the objectives are met in the upcoming years.

In August 2024, the Company signed an amendment to increase the facility amount and include the predelivery payments for additional aircraft, with a new maturity date on December 31, 2028.

The “Santander/Bancomext” loan agreement provides for certain covenants, including limits to the ability to, among others:

37

VLRS	Consolidated
Ticker: VLRS	Quarter:4 Year: 2024

i)	Incur debt above a specified debt basket unless certain financial ratios are met.

ii)	Create liens.

iii)	Merge with or acquire any other entity without the previous authorization of the Banks.

iv)	Dispose of certain assets.

v)	Declare and pay dividends or make distributions on the Company’s share capital.

As of December 31, 2024, and 2023, the Company complied with the covenants under the mentioned loan agreement.

The Company signed in April 2022 three pre-delivery payments financing with lessors for the acquisition of aircraft. For this purpose, a Mexican trust was created for each contract (CIBanco, S.A. Institución de Banca Múltiple), for JSA International U.S. Holdings, LLC Trust 3866, for GY Aviation Lease 1714 Co. Limited Trust 3855, and Incline II B Shannon 18 Limited Trust 3867. These facilities do not include financial covenants or restrictions.

The company signed in July 2022 a pre-delivery payment financing with lessors for the acquisition of aircraft with Oriental Leasing 6 Company Limited. For this purpose, a Mexican trust was created with CIBanco, S.A. Institución de Banca Múltiple, Trust 3921. This facility does not include financial covenants or restrictions.

On June 20, 2019, the Company, through its subsidiary Concesionaria issued 15,000,000 asset-backed trust notes (“CEBUR”) under the ticket VOLARCB 19 for Ps.1.5 billion Mexican pesos (US$74 million, based on an exchange rate of Ps.20.27 to US$1 on December 31, 2024), through the Fideicomiso Irrevocable de Administración número CIB/3249 created by Concesionaria. The issuance amount is part of a program approved by the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) for an amount of up to Ps.3.0 billion Mexican pesos (US$148 million, based on an exchange rate of Ps.20.27 to US$1 on December 31, 2024).

The notes had a five-year maturity annual reduction of Ps.250,000, Ps.500,000, Ps.500,000 and Ps.250,000 (US$12.3 million, US$24.6 million, US$24.6 million y US$12.3 million, based on an exchange rate of Ps.20.27 to US$1 on December 31, 2024) in 2021, 2022, 2023 and 2024, respectively, with a floating one-month coupon rate referenced to TIIE 28 plus 175 basis points spread. The notes started amortizing at the end of the second year.

The asset-backed trust notes under the ticker VOLARCB19 were fully amortized on June 20, 2024.

On October 13, 2021, the Company, through its subsidiary Concesionaria issued in the Mexico market a second issuance of 15,000,000 asset-backed trust notes (“CEBUR”) under the ticket VOLARCB21L for Ps.1.5 billion Mexican pesos (US$74 million, based on an exchange rate of Ps.20.27 to US$1 on December 31, 2024), through the Fideicomiso Irrevocable de Administración número CIB/3249 created by Concesionaria. The issuance amount is part of a program approved by the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) for an amount of up to Ps.3.0 billion Mexican pesos (US$148 million, based on an exchange rate of Ps.20.27 to US$1 on December 31, 2024). With this second issuance, the total amount approved for the program had been reached.

The Trust Notes comply with the Sustainability-Linked Bond Principles 2020, administered by the International Capital Market Association (ICMA). The Sustainability Objectives (SPT) for the KPI, are to reduce carbon dioxide emissions measured as grams of CO2 emissions per revenue passenger/kilometer (gCO2 / RPK) by 21.54%, 24.08% and 25.53% by 2022, 2023, and 2024, respectively, compared to 2015. This offering will help the Company to accomplish its long-term sustainable goals, among which is to reduce CO2 emissions by 35.42% in 2030.

A feature of the asset-backed trust notes is that they will pay an additional twenty-five (25) basis points to the interest rate if the sustainability goals are not met. On September 20, 2023, the interest rate increased by twenty-five (25) basis points, with the possibility of mitigating the additional rate if the 2023 or 2024 targets are met.

The notes have a five-year maturity annual reduction of Ps.83,333, Ps.500,000, Ps.500,000 and Ps.416,667 (US$4.1 million, US$24.6 million, US$24.6 million y US$20.6 million, based on an exchange rate of Ps.20.5 to US$1 on December 31, 2024) in 2023, 2024, 2025 and 2026, respectively, with a floating one-month coupon rate referenced to TIIE 28 plus 200 basis points, and adjustment of twenty-five (25) basis points starting on September 20th, 2023. The notes started amortizing at the end of the second year.

38

VLRS	Consolidated
Ticker: VLRS	Quarter:4 Year: 2024

On September 28, 2023, the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) approved an increasing amount of the actual program of up to Ps.5.0 billion Mexican pesos (US$246.6 million, based on an exchange rate of Ps.20.27 to US$1 on December 31, 2024). With this authorization, the Company, through its subsidiary Concesionaria issued in the Mexico market a third issuance of 15,000,000 asset-backed trust notes (“CEBUR”) under the ticket VOLARCB23 for Ps.1.5 billion (US$74 million, based on an exchange rate of Ps.20.27 to US$1 on December 31, 2024) through the Fideicomiso Irrevocable de Administración número CIB/3249 created by Concesionaria.

The notes have a five-year maturity annual reduction of Ps.187,500, Ps.750,000 and Ps.562,500 (US$9.2 million, US$37 million and US$27.7 million, based on an exchange rate of Ps.20.27 to US$1 on December 31, 2024) in 2026, 2027 and 2028, respectively, with a floating one-month coupon rate referenced to TIIE 28 plus 215 basis points spread. The notes will start amortizing at the end of the third year.

The asset-backed trust note’s structure operates on specific rules and provides a DSCR “Debt Service Coverage Ratio” which is computed by comparing the Mexican Peso collections over the previous six months to the next six months of debt service. In general, retention of funds does not exist if the ratio exceeds 2.5 times. Amortization on the asset-backed trust notes began in July of 2021 for the first issuance, the second issuance began in November of 2023 and for the third issuance will begin in October 2026. In addition, early amortization applies if:

i)	The Debt Coverage Ratio is less than 1.75x on any of the determination dates;

ii)	An event of retention is not covered in a period of 90 consecutive days;

iii)	The debt service reserve account of any series maintains on deposit an amount less than the required balance of the debt service reserve account for a period that includes two or more consecutive payment methods;

iv)	Insolvency event of Concesionaria;

v)	The update of a new insolvency event in relation to the Concesionaria;

vi)	Updating a new event of default.

In the event of default, the Trustee will refrain from delivering any amount that it would otherwise require to deliver to Concesionaria and will dedicate the use of such cash flow to amortize the principal of the trust notes (“CEBUR”).

As of December 31, 2024, the Company was in compliance with the conditions of the asset-backed trusted notes.

In December 2021, the Company renewed its working capital facility with Banco Sabadell S.A., Institución de Banca Multiple (“Sabadell”) in Mexican pesos. The facility matured in December 2023.

The “Sabadell” working capital facility had the following covenant:

i) Joint obligor (Concesionaria) must represent 85% of EBITDA of the holding.

The Company settled this short-term loan on January 5, 2023, as such any potential effects of the non-compliance were solved with the payment. The non-compliance did not trigger any cross-default provisions in other debt instruments or any lease agreement of the Company. The facility expired in December 2023.

In December 2022, the Company signed a working capital facility with Banco Actinver S.A., Institución de Banca Múltiple (“Actinver”) in Mexican pesos, bearing annual interest rate at TIIE 28 days plus 250 basis points margins. The facility matured in December 2024.

The “Actinver” working capital facility did not include certain obligations.

39

VLRS	Consolidated
Ticker: VLRS	Quarter:4 Year: 2024

Other financial agreements

The Company entered into several agreements that qualified as failed sale and leaseback transactions. Consequently, these agreements were accounted for as financing transactions. The details of these agreements are presented as follows:

1) In September 2023, the Company entered into financing agreements with Tarquin Limited for the acquisition of engines The agreements bear an annual interest rate of 6.20% and mature in 2028.

2) In September 2023, the Company also entered into additional financing agreements with NBB-V11218 Lease Partnership and with NBB-V11951 Lease Partnership, for the acquisition of engines. These agreements bear an annual interest of 6.20% and mature in 2028.

3) In September and October 2023, the Company entered into financing agreements with Wilmington Trust SP Services (Dublin) Limited (not in its individual capacity but solely as Owner Trustee) for the acquisition of engines. These agreements bear an annual interest rate of 7.16% and mature in 2028.

4) In November 2023, the Company entered into financing agreements with NBB Pintail Co Ltd for the acquisition of engines. These agreements bear an annual interest rate of 6.99% and mature in 2028.

5) In August, September, November and December 2024, the Company entered into financing agreements with Bank of Utah Corporate Trust, for the acquisition of engines. These agreements bear an annual interest rate of 6.20% and mature in 2029.

6) In October and November 2024, the Company entered into financing agreements with BOC Aviation (Ireland) Limited for the acquisition of engines. These agreements bear an annual interest rate of 6.86% and mature in 2029.

7) In November 2024, the Company entered into new financing agreements with RRPF Engine Leasing Limited for the acquisition of engines. These agreements bear an annual interest rate of 6.80% and mature in 2032.

Cash, cash equivalents and restricted cash

As of December 31, 2024, and 2023, this caption is comprised as follows:

	December 31, 2024		December 31, 2023
Cash in banks	US$	281,358	US$	117,764
Cash on hand		657		850
Short-term investments		617,432		642,604
Restricted funds held in trust related to debt service reserves at the end of “reserves” (1)		8,534		12,936
Total cash, cash equivalents and restricted cash	US$	907,981	US$	774,154

(1) As of December 31, 2024, and 2023, the Company recorded a portion of advance ticket sales by an amount of US$8,534 and US$12,936, respectively as a restricted fund. The restricted funds held in Trust are used to constitute the debt service reserves and cannot be used for purposes other than those established in the contract of the Trust.

Related parties

a)	An analysis of balances due from/to related parties as of December 31, 2024, and 2023, is provided below.

All companies are considered affiliates, since the Company’s primary shareholders or directors are also direct or indirect shareholders of the related parties:

40

VLRS	Consolidated
Ticker: VLRS	Quarter:4 Year: 2024

	Type of transaction	Country of origin	December 31, 2024		December 31, 2023		Terms
Due from:
Frontier Airlines Inc. (“Frontier”)	Code - share	USA	US$	2,161	US$	-	30 days

Due to:

MRO Commercial, S.A. (“MRO”)	Aircraft maintenance and technical support	El Salvador	US$	979	US$	8	30 days
Frontier Airlines Inc. (“Frontier”)	Code-share	USA		662		1,918	30 days
A&P International Services, S.A.P.I (“AISG”)	Aircraft maintenance	Mexico		299		313	30 days
Mijares, Angoitia, Cortés y Fuentes, S.C.	Professional fees	Mexico		146		105	30 days
Chevez, Ruiz, Zamarripa y Cía., S.C.	Professional fees	Mexico		117		620	30 days
Volantio Inc.	Customer support services	USA		80		-	30 days
Jetsmart Airlines S.A. (“Jetsmart Argentina”)	Engine lease	Argentina		80		-	30 days
Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. (“OMA”)	Airport Services	Mexico		-		12,881	30 days
			US$	2,363	US$	15,845

b)	During the three months period ended December 31, 2024, and 2023, the Company had the following transactions with related parties:

Related party transactions	Country of origin	2024		2023
Revenues:
Transactions with affiliates
Frontier Airlines Inc. (“Frontier”)
Code-share	USA	US$	2,269	US$	-
Jetsmart Airlines S.A. (“Jetsmart Argentina”)
Engine lease	Argentina		80
					-
Expenses:
Transactions with affiliates
MRO Commercial, S.A.
Aircraft maintenance (1)	El Salvador	US$	5,406	US$	2,649
Technical support	El Salvador		11		6
A&P International Services, S.A.P.I (“AISG”)
Aircraft and engine maintenance	Mexico		741		809
Volantio Inc.
Customer support services	USA		267		-
Mijares, Angoitia, Cortés y Fuentes, S.C.
Professional fees	Mexico		57		(9)
Chevez, Ruiz, Zamarripa y Cía, S.C.
Professional fees	Mexico		14		443
Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. (“OMA”)
Airport services	Mexico		-		3,136

(1) This amount includes expenses related to major maintenance.

c)	During the twelve months period ended December 31, 2024, and 2023, the Company had the following transactions with related parties:

Related party transactions	Country of origin		2024		2023

Revenues:
Transactions with affiliates
Frontier Airlines Inc. (“Frontier”)
Code-share	USA	US$	5,478	US$	-
Jetsmart Airlines SpA (“Jetsmart Chile”)
Professional fees	Chile		240		-
Jetsmart Airlines S.A. (“Jetsmart Argentina”)
Engine lease	Argentina		80		-

Expenses:
Transactions with affiliates
MRO Commercial, S.A.
Aircraft maintenance (1)	El Salvador	US$	21,354	US$	15,674
Technical support	El Salvador		24		17
A&P International Services, S.A.P.I (“AISG”)
Aircraft and engine maintenance	Mexico		2,986		2,895

41

VLRS	Consolidated
Ticker: VLRS	Quarter:4 Year: 2024

Volantio Inc.
Customer support services	USA	420	-
Mijares, Angoitia, Cortés y Fuentes, S.C.
Professional fees	Mexico	196	225
Chevez, Ruiz, Zamarripa y Cía, S.C.
Professional fees	Mexico	192	1,175
Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. (“OMA”)
Airport services	Mexico	-	12,263
Servprot, S.A. de C.V.
Security services	Mexico	-	115

(1) This amount includes expenses related to major maintenance.

d)	Frontier Airlines Inc. (“Frontier”)

Frontier is considered a related party because Brian H. Franke and Andrew Broderick serve as members of both, the Company´s board of directors and Frontier´s board of directors. They are also managing directors of Indigo Partners, which has investments in both Companies.

As of December 31, 2024, the account receivable was US$2,161. As of December 31, 2023, the Company did not have outstanding balance due to Frontier.

As of December 31, 2024, and 2023, the account payable was US$662 and US$1,918, respectively.

During the three months and twelve months period ended December 31, 2024, the Company recognized revenues of US$2,269 and US$5,478, respectively. During the three months and twelve months period ended December 31, 2023, the Company did not recognize revenues.

e)	Servprot S.A. de C.V. (“Servprot”)

Servprot was a related party until June 13, 2023, because Enrique Beltranena Mejicano, the Company’s Chief Executive Officer and director was shareholder of such Company. Servprot provides security services for Mr. Beltranena and his family.

During the twelve months period ended December 31, 2023, the Company expensed USD$115 for this concept.

f)	Aeromantenimiento, S.A. (“Aeroman”)

Aeroman is a related party, because Marco Baldocchi a member of the board of the Company’s board of directors is an alternate director of Aeroman. On January 1st, 2017, the Company entered into an aircraft maintenance and repair services agreement with Aeromantenimiento, S.A., which was extended and amended to be entered into with MRO Commercial, S.A. ("MRO”), an affiliate of Aeroman on January 1st, 2022. This agreement provides for the exclusive use of Aeroman's services for the repair and maintenance of aircraft, subject to availability. Under this agreement, Aeroman provides inspection, maintenance, repair and overhaul services for aircraft. The Company makes payments under this agreement depending on the services performed. This agreement is for a five-year term, extended for an additional 5-year period as of January 1st, 2022.

As of December 31, 2024, and 2023, the Company did not have outstanding balance due to Aeroman.

As of December 31, 2024, and 2023, the balances due under the agreement with MRO were US$979 and US$8, respectively.

During the three months period ended December 31, 2024, and 2023, the Company incurred expenses in aircraft maintenance and technical support with MRO amounted to US$5,417 and US$2,655, respectively. During the twelve months period ended December 31, 2024, and 2023, the Company incurred expenses in aircraft maintenance and technical support with MRO amounted to US$21,378 and US$15,691, respectively.

42

VLRS	Consolidated
Ticker: VLRS	Quarter:4 Year: 2024

g)	Mijares, Angoitia, Cortés y Fuentes, S.C. (“MACF”)

MACF is a related party because Ricardo Maldonado Yañez and Eugenio Macouzet de León, member and alternate member, respectively, of the board of the Company since April 2018, are partners of MACF provides legal services to us. As of December 31, 2024, and 2023 the balances due under the agreement with MACF was US$146 and US$105, respectively.

During the three months period ended December 31, 2024, and 2023, the Company recognized expenses in legal services under this agreement amounted to US$57 and US$(9), respectively. During the twelve months period ended December 31, 2024, and 2023, the Company recognized expenses in legal services under this agreement amounted to US$196 and US$225, respectively.

h)	Grupo Aeroportuario del Centro Norte (“OMA”)

OMA was considered a related party, because Mr. Ricardo Maldonado Yañez, was an independent member of OMA´s board of directors, is an independent member of our board of directors and the chairman of our Corporate Practices Committee. Additionally, Mrs. Guadalupe Phillips Margain, one of our independent board members, was a member of OMA´s board of directors until November 2022.

As of the issuance date of this report, OMA is no longer a related party.

During the three months period ended December 31, 2023, the Company recognized expenses with OMA of US$3,136. During the twelve months period ended December 31, 2023, the Company recognized expenses with OMA of US$12,263.

i)	Chevez, Ruiz, Zamarripa y Cía., S.C (“Chevez”)

Chevez is a related party because Mr. José Luis Fernández Fernández is an independent member of the board of directors, as well as the chairman of the Audit Committee of the Company and non-managing limited partner of Chevez. Chevez provides tax advisory services to us. As of December 31, 2024, and 2023, the account payable with Chevez was US$117 and US$620, respectively.

During the three months period and ended December 31, 2024, and 2023 the Company recognized expenses with Chevez of US$14 and US$443, respectively. During the twelve months period and ended December 31, 2024, and 2023 the Company recognized expenses with Chevez of US$192 and US$1,175, respectively.

j)	A&P International Services, S.A.P.I. de C.V. (“AISG”)

From July 4, AISG has been considered a related party due to Harry F. Krensky, a member of our Board of Directors, is the Chairman of the Board of Directors of AISG. Additionally, Harry F. Krensky is managing partner of Discovery Americas, a private equity firm that indirectly holds/manages an investment position in AISG. As of December 31, 2024, and 2023, the account payable with AISG was US$299 and US$313, respectively.

During the three months period ended December 31, 2024, and 2023, the Company recognized expenses in aircraft and engine maintenance amounted to US$741 and US$809, respectively. During the twelve months period ended December 31, 2024, and 2023, the Company recognized expenses in aircraft and engine maintenance amounted to US$2,986 and US$2,895, respectively.

k)	Jetsmart Airlines SpA (“Jetsmart Chile”)

Jetsmart Chile is a related party because Brian H. Franke and Andrew Broderick serve as members of the Board of Directors of both, the Company and Jetsmart Chile. On March 15, 2024, the Company entered into an agreement to provide pilot professional technical cooperation services with Jetsmart Chile.

As of December 31, 2024, the Company did not have outstanding balance due to Jetsmart Chile.

43

VLRS	Consolidated
Ticker: VLRS	Quarter:4 Year: 2024

During the three months period ended December 31, 2024 the Company did not have revenue transactions. During the twelve months period ended December 31, 2024 the Company recorded revenues in pilot professional technical cooperation services of US$240.

l)	Jetsmart Airlines S.A. (“Jetsmart Argentina”)

Jetsmart Argentina is a related party because Brian H. Franke serves as member of the Board of Directors of both, the Company and Jetsmart Argentina. On December 11, 2024, the Company entered into an agreement to lease aircraft engines with Jetsmart Argentina.

As of December 31, 2024, the account payable with Jetsmart Argentina was US$80.

During the three and twelve months period ended December 31, 2024 the Company recorded revenues in lease aircraft engines of US$80.

m)	CleanJoule, Inc. (“CleanJoule”)

CleanJoule is considered related party because Mr. Brian H. Franke, the chairman of our board of directors, is an officer of Franke Family Joule, LLC. Since May 23, 2023, he has been a shareholder of CleanJoule and has the right to appoint a member of its board of directors. Additionally, on May 23, 2023, Mr. Andrew Broderick, a member of our board of directors, was appointed by Franke Family Joule, LLC, as a member of the board of directors of CleanJoule. CleanJoule is a Company that produces high-performance and cost-effective Sustainable Aviation Fuel from agricultural waste and organic residues. The Company directly purchased common stock of CleanJoule, recognizing 320,000 common stock shares amounting to US$4,000.

n)	Volantio, Inc. (“Volantio”)

Volantio is considered a related party because Mr. William Dean Donovan, an independent member of our Board of Directors, also serves in Volantio´s Board of Directors as of August 13, 2024. Volantio provides customer support services.

As of December 31, 2024, the Company´s account payable with Volantio was US$80.

During the three months and twelve months period ended December 31, 2024, Volantio recognized expenses of US$267 and US$420, respectively.

o)	Directors and officers

During the three months period ended December 31, 2024, and 2023, the chairman and the independent members of the Company’s board of directors received a net compensation of US$172 and US$118 respectively, and the rest of the directors received a net compensation of US$54 and US$69, respectively. During the twelve months period ended December 31, 2024, and 2023, the chairman and the independent members of the Company’s board of directors received a net compensation of US$414 and US$696 respectively, and the rest of the directors received a net compensation of US$116 and US$242, respectively.

During the twelve months ended December 31, 2024, and 2023 the amount paid to the chairman and independent members in-kind through the Company´s shares totaling US$788 and US$305, respectively.

During the three months period ended December 31, 2024, and 2023, all the Company’s senior managers received an aggregate compensation of short and long-term benefits of US$9,221 and US$9,232, respectively, these amounts were recognized in salaries and benefits in the condensed consolidated statement of operations. During the twelve months period ended December 31, 2024, and 2023, all the Company’s senior managers received an aggregate compensation of short and long-term benefits of US$21,313 and US$19,534, respectively, these amounts were recognized in salaries and benefits in the condensed consolidated statement of operations.

44

VLRS	Consolidated
Ticker: VLRS	Quarter:4 Year: 2024

Inventories

An analysis of inventories as of December 31, 2024, and 2023, is as follows:

	December 31, 2024		December 31,2023
Spare parts and accessories of flight equipment	US$	16,633	US$	16,117

The inventory items are consumed during or used mainly in delivery of in-flight services and for maintenance services by the Company and are valued at the lower of cost or replacement value. The Company recognizes the necessary estimates for decreases in the value of its inventories due to impairment, obsolescence, slow movement and causes that indicate that the use or realization of the aircraft spare parts and flight equipment accessories that are part of the inventory will be less than recorded value. As of December 31, 2024, and 2023, the Company did not record any impairment loss in the value of its inventories.

During the three months period ended December 31, 2024, and 2023, the amount of consumption of inventories, recorded as an operating expense as part of maintenance expense was US$6,493 and US$5,319, respectively.

During the twelve months period ended December 31, 2024, and 2023, the amount of consumption of inventories, recorded as an operating expense as part of maintenance expense was US$24,009 and US$20,928, respectively.

Rotable spare parts, furniture and equipment, net

a) Acquisitions and disposals

For the twelve months period ended December 31, 2024, and 2023, the Company acquired rotable spare parts, furniture, and equipment paid by an amount of US$583,075 and US$480,753, respectively.

Rotable spare parts, furniture and equipment by US$159,993 and US$46,108, were disposed for the twelve months period ended December 31, 2024, and 2023, respectively. As December 31, 2024, and 2023 these amounts included reimbursements of pre-delivery payments for aircraft acquisition of US$159,993 and US$45,085, respectively.

b) Depreciation expense

Depreciation expense for the three months period ended December 31, 2024, and 2023 was US$50,351 and US$35,521, respectively. Depreciation expense for the twelve months period ended December 31, 2024, and 2023 was US$175,263 and US$127,402, respectively. Depreciation charges for the period are recognized as a component of operating expenses in the condensed consolidated statements of operations.

As of December 31, 2024, and 2023, the Company did not record any impairment loss.

Intangible assets, net

a) Acquisitions

For the twelve months period ended December 31, 2024, and 2023, the Company acquired intangible assets by an amount of US$17,598 and US$10,387, respectively.

b) Amortization expense

Software amortization expense for the three months period ended December 31, 2024, and 2023 was US$1,945 and US$1,681, respectively. Software amortization expense for the twelve months period ended December 31, 2024, and 2023 was US$7,852 and US$6,894, respectively. These amounts were recorded as part of the depreciation and amortization in the condensed consolidated statements of operations.

45

VLRS	Consolidated
Ticker: VLRS	Quarter:4 Year: 2024

Leases

As of December 31, 2024, the most significant leases are as follows:

Aircraft and engines represent the Company´s most significant lease agreements. As of December 31, 2024, the Company leases 141 aircraft (129 as of December 31, 2023) and 18 spare engines (20 as of December 31, 2023) that have maximum terms through 2036. The leases are generally guaranteed by either deposit in cash or letters of credit.

Composition of the fleet and spare engines leases (1):

Aircraft Type	Model	At December 31, 2024	At December 31, 2023
A319	132	1	3
A320	233	40	39
A320	232	4	1
A320neo	271N	53	51
A321	231	10	10
A321neo	271N	33	25
		141	129

Engine spare Type	Model	At December 31, 2024	At December 31, 2023
V2500	V2527M-A5	2	3
V2500	V2527E-A5	2	5
V2500	V2527-A5	4	6
PW1100	PW1127G-JM	9	5
PW1100	PW1133G-JM	1	1
		18	20

(1)Certain of the Company’s aircraft and engine lease agreements include an option to extend the lease term period. Management evaluates extensions based on the market conditions at the time of renewal.

In the third quarter of 2023, Pratt and Whitney announced preventive accelerated inspections for the GTF engines. Consequently, since 2023, the Company's GTF engines are being reviewed to ensure compliance with these requirements.

As a result of these preventive accelerated inspections and in accordance with the business strategy, the Company has extended certain aircraft and engines lease agreements and has added new aircraft and engines to its fleet. All accounting effects of these aircraft and engines lease extensions and new incorporations have been assessed and presented into the Company's Financial Statements. Additionally, the compensation received from the manufacturer has been included in the Company's Consolidated Statement of Operations as of December 31, 2024.

During the three months period ended December 31, 2024, the Company added 6 new leased aircraft to its fleet (one A320NEO and three A321NEO were acquired through sale and leaseback transactions under the Company’s existing Airbus purchase agreement and two used A320CEO). All used aircraft were not subject to sale and leaseback transactions. Additionally, the Company extended the lease term of one spare engine for an additional period of 3 months.

During the twelve months period ended December 31, 2024, the Company added fourteen new leased aircraft to its fleet (two A320NEO and eight A321NEO were acquired through sale and leaseback transactions under the Company’s existing Airbus purchase agreement), as well as four used A320CEO. All the used aircraft were not subject to sale and leaseback transactions. Additionally, the Company extended the lease term of nine A320CEO for an additional period of up to 6 years, extended the lease term of one A319CEO for an additional period of 1.5 years, and extended the lease term of two spare engines for an additional period of up to 3 years.

46

VLRS	Consolidated
Ticker: VLRS	Quarter:4 Year: 2024

During the year ended December 31, 2023, the Company added 13 new leased aircraft to its fleet. This includes one A320NEO and two A321NEO acquired through a sale and leaseback transaction under the existing Airbus purchase agreement, as well as two A320NEO and eight A321NEO directly incorporated from the lessor's aircraft order book.

During 2023, the Company extended the lease term of eight A320CEO and one A321CEO aircraft for an additional period of up to four years.

Additionally, during the year ended December 31, 2023, the Company extended the lease term of six spare engines for an additional period of up to 3.5 years.

Set out below are the carrying amounts of right-of-use assets recognized and the movements during the period:

	Aircraft leases		Spare engine leases		Land and building leases		Total
As of December 31, 2023	US$	2,272,163	US$	29,488	US$	36,741	US$	2,338,392
Additions		460,120		-		23,387		483,507
Extensions		81,317		5,361		-		86,678
Modifications		(480)		27,175		1,190		27,885
Disposals		(31,130)		(25,782)		-		(56,912)
Foreign exchange effect		-		-		(35)		(35)
Depreciation on right of use assets	US$	(384,235)	US$	(12,012)	US$	(13,688)	US$	(409,935)
As of December 31, 2024	US$	2,397,755	US$	24,230	US$	47,595	US$	2,469,580

Set out below are the carrying amounts of lease liabilities and the movements during the period:

	December 31, 2024		December 31, 2023
As of January 1st,	US$	2,891,442	US$	2,708,723
Additions		470,859		404,650
Modifications		114,551		114,759
Disposals		(59,780)		(4,378)
Accretion of interest		231,661		194,416
Foreign exchange effect		(3,802)		2,346
Payments		(583,395)		(529,074)
Balances at the end of the reporting period	US$	3,061,536	US$	2,891,442
Current	US$	391,158	US$	372,697
Non-current	US$	2,670,378	US$	2,518,745

The following are the amounts recognized in profit or loss for the three months period ended December 31, 2024, and 2023:

	For the three months period ended
	December 31, 2024		December 31, 2023
Depreciation of right-of-use assets	US$	109,627	US$	94,105
Interest expense on lease liabilities and aircraft and engine lease return obligation		74,749		33,306
Aircraft and engine variable lease expenses		51,937		(14,204)
Total amount recognized in profit or loss	US$	236,313	US$	113,207

The Company had total cash outflows for leases during the three months period ended December 31, 2024, of US$151,739 (US$138,689 during the three months period ended December 31, 2023).

47

VLRS	Consolidated
Ticker: VLRS	Quarter:4 Year: 2024

The following are the amounts recognized in profit or loss for the twelve months period ended December 31, 2024, and 2023:

	For the twelve months period ended
	December 31, 2024		December 31, 2023
Depreciation of right-of-use assets	US$	409,935	US$	362,015
Interest expense on lease liabilities and aircraft and engine lease return obligation		250,530		191,967
Aircraft and engine variable lease expenses		135,155		103,845
Total amount recognized in profit or loss	US$	795,620	US$	657,827

The Company had total cash outflows for leases during the twelve months period ended December 31, 2024, of US$583,395 (US$529,074 during the twelve months period ended December 31, 2023).

i)	Return obligations

The aircraft lease agreements of the Company also require that the aircraft and engines be returned to lessors under specific conditions of maintenance. The costs of return, which in no case are related to scheduled major maintenance, are estimated and recognized ratably as a provision from the time it becomes likely such costs will be incurred and can be estimated reliably. These return costs are recognized as a component of variable lease expenses and the provision is remeasured and included as part of other liabilities, through the remaining lease term.

The Company estimates the provision related to airframe, engine overhaul and limited life parts using certain assumptions including the projected usage of the aircraft and the expected costs of maintenance tasks to be performed.

For the three months period ended December 31, 2024, the Company recorded redelivery expenses by an amount of US$ 51,937. As a result of aircraft and engine lease extension agreements recorded during the three months period ended December 31, 2023, the Company reassessed the return liabilities, resulting in a net benefit of US$ 14,204 which was presented as aircraft and engines variable lease expenses in the condensed consolidated statements of operations. For the twelve months period ended December 31, 2024, and 2023, the Company recorded redelivery expenses by an amount of US$ 135,155 and US$ 103,845, respectively.

ii) Aircraft and engines lease extensions

Certain lease agreements contain extension options, which the Company evaluates exercising once the lease period comes to its end, based on the market conditions at such moment. The lease liabilities corresponding to leases on which it was decided to extend are remeasured for the period negotiated between the Company and the lessor.

For the three months ended December 31, 2024, and 2023 due to the aircraft, engines and building leases extension agreements, the Company reassessed the right of use assets and lease liabilities, resulting in net increases of US$0 and US$1,412, respectively. For the twelve months ended December 31, 2024, and 2023 due to the aircraft, engines and building leases extension agreements, the Company reassessed the right of use assets and lease liabilities, resulting in net increases of US$86,678 and US$73,586, respectively.

Equity

As of December 31, 2024, the total number of the Company’s authorized shares was 1,165,976,677; represented by common registered shares, issued and with no par value, fully subscribed and paid, comprised as follows:

48

VLRS	Consolidated
Ticker: VLRS	Quarter:4 Year: 2024

	Shares
	Fixed Class I	Variable Class II	Total shares
Series A shares (1)	24,180	1,165,952,497	1,165,976,677
Series B shares (1)	-	-	-
	24,180	1,165,952,497	1,165,976,677
Treasury shares	-	(16,295,299)	(16,295,299)(1)
	24,180	1,149,657,198	1,149,681,378

(1) During the year ended December 31, 2024, a total of 1,393,518 forfeited shares have been included as part of treasury shares.

As of December 31, 2023, the total number of the Company’s authorized shares was 1,165,976,677; represented by common registered shares, issued and with no par value, fully subscribed and paid, comprised as follows:

	Shares
	Fixed Class I	Variable Class II	Total shares
Series A shares (1)	24,180	1,165,952,497	1,165,976,677
Series B shares (1)	-	-	-
	24,180	1,165,952,497	1,165,976,677
Treasury shares	-	(14,525,694)	(14,525,694) (1)
	24,180	1,151,426,803	1,151,450,983

(1) During the year ended December 31, 2023, a total of 330,453 forfeited shares have been included as part of treasury shares.

On November 22, 2023, the holders of all of the 57,513,873 outstanding Series B shares of the Company concluded the conversion of all Series B Shares into 57,513,873 Series A Shares represented by Ordinary Participation Certificates in the form of the corresponding American Depositary Shares.

All shares representing the Company’s capital stock, either Series A shares or Series B shares, grant the holders the same economic rights and there are no preferences and/or restrictions attaching to any class of shares on the distribution of dividends and the repayment of capital. Holders of the Company’s Series A common stock and Series B common stock are entitled to dividends when, and if, declared by a shareholders’ resolution. The Company’s revolving line of credit with Santander and Bancomext limits the Company’s ability to declare and pay dividends if the Company fails to comply with the payment terms thereunder. Only Series A shares from the Company are listed.

As of December 31, 2024, and 2023, the Company did not declare any dividends.

a) Earnings per share

Basic earnings or loss per share (“EPS” or “LPS”) amounts are calculated by dividing the net income for the period attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the period.

Diluted EPS or LPS amounts are calculated by dividing the loss attributable to ordinary equity holders of the parent (after adjusting for interest on the convertible preference shares, if any), by the weighted average number of ordinary shares outstanding during the period plus the weighted average number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares into ordinary shares (to the extent that their effect is dilutive).

The following table shows the calculations of the basic and diluted earnings per share for the three months period ended December 31, 2024, and 2023:

49

VLRS	Consolidated
Ticker: VLRS	Quarter:4 Year: 2024

	For the three months period ended December 31,
		2024		2023
Net earnings for the period	US$	45,592	US$	112,047
Weighted average number of shares outstanding (in thousands):
Basic		1,150,123		1,151,640
Diluted		1,165,507		1,165,847
EPS
Basic	US$	0.040	US$	0.097
Diluted	US$	0.039	US$	0.096

The following table shows the calculations of the basic and diluted earnings per share for the twelve months period ended December 31, 2024, and 2023:

	For the twelve months period ended December 31,
		2024		2023
Net earnings for the period	US$	126,375	US$	7,819
Weighted average number of shares outstanding (in thousands):
Basic		1,150,743		1,152,609
Diluted		1,165,859		1,165,451
EPS
Basic	US$	0.110	US$	0.007
Diluted	US$	0.108	US$	0.007

Income tax

The Company calculates the period income tax benefit (expense) using the tax rate that would be applicable to the expected total annual earnings. The major components of income tax benefit in the unaudited condensed consolidated interim statement of operations are:

Unaudited condensed consolidated statement of operations

	For the three months period ended December 31,
	2024		2023
Current year income tax (expense) benefit	US$	(40,575)	US$	9,333
Deferred income tax benefit (expense)		45,895		(26,473)
Total income tax benefit (expense)	US$	5,320	US$	(17,140)

The Company’s effective tax rate during the three months period ended December 31, 2024, and 2023 was 13% and 13%, respectively.

Unaudited condensed consolidated statement of operations

	For the twelve months period ended December 31,
	2024		2023
Current year income tax expense	US$	(104,184)	US$	(21,939)
Deferred income tax benefit		47,870		22,316
Total income tax (expense) benefit	US$	(56,314)	US$	377

The Company’s effective tax rate during the twelve months period ended December 31, 2024, and 2023 was 31% and 5%, respectively.

As of December 31, 2024, the Company had tax proceedings regarding uncertain tax positions by an approximately amount of US$78.5 million. These tax proceedings are associated to the deductibility of certain Company expenses during 2013, 2014 and 2015. The Company has initiated legal administrative procedures and has arguments to believe that it will not have any adverse effect. Nonetheless, until all stages in the procedures are exhausted for each proceeding, the Company cannot guarantee the attainment of a final favorable resolution.

50

VLRS	Consolidated
Ticker: VLRS	Quarter:4 Year: 2024

Commitments and contingencies

Aircraft related commitments and financing arrangements.

Committed expenditures for aircraft purchase and related flight equipment related to the Airbus purchase agreement, including estimated amounts for contractual prices escalations and pre-delivery payments, will be as follows:

	Commitment expenditures in thousands of U.S. dollars
2025	US$	39,460
2026		472,619
2027		593,684
2028		1,137,129
2029 and thereafter		4,290,736
	US$	6,533,628

All aircraft acquired by the Company through the Airbus purchase agreement through December 31, 2024, have been executed through sale and leaseback transactions.

In addition, we have commitments to execute sale and leaseback over the next three years. The estimated proceeds from these commitments are as follows:

	Aircraft sale prices estimated
	in thousands of U.S. dollars
2025	US$	767,500
2026		112,500
	US$	880,000

For future aircraft deliveries the Company will review the lease and financing structure applicable based on the current market conditions.

The future lease payments for these non-cancellable sale and leaseback contracts are as follows:

	Aircraft leases
	in thousands of U.S. dollars
2025	US$	25,096
2026		56,634
2027		59,140
2028		59,140
2029 and thereafter		509,673
	US$	709,683

Purchase of additional A320 New Engine Option (“NEO”) family aircraft

On December 28, 2017, the Company amended the agreement with Airbus, S.A.S. (“Airbus”) for the purchase of additional 80 A320NEO family aircraft to be delivered from 2022 to 2026, which was further amended in July 2020 to reschedule the deliveries between 2023 and 2028. Additionally, in November 2021 the Company entered into a new amendment to the referred agreement to purchase 39 additional A320 New Engine Option (“NEO”) Family Aircraft to be delivered between 2023 and 2029, in addition to the acquisition of these 39 aircraft, the Company exercised its rights under the purchase agreement with Airbus to convert 19 aircraft from A320NEO to A321NEO aircraft of its current order, all to support the Company’s targeted growth markets in Mexico, United States, Central America and South America

51

VLRS	Consolidated
Ticker: VLRS	Quarter:4 Year: 2024

On October 10th, 2022, the Company executed an amendment to our existing Airbus purchase agreement for the purchase of 25 A321neo aircraft, all to be delivered in 2030.

On November 26th, 2024, the Company entered into an amendment agreement with Airbus to the existing purchase agreement to reschedule the deliveries for the 131 pending aircraft between 2025 and 2031.

Litigation

The Company is a party to legal proceedings and claims that arise during the ordinary course of business. Certain proceedings are considered possible obligations. Based on the plaintiffs’ claims, as of December 31, 2024, and 2023, these possible contingencies amount to a total of US$37.1 million (US$2.1 million related to legal matters, US$5.0 million related to labor matters and US$30.0 million related to other contributions matters) and US$29.4 million (US$2.8 million related to legal matters, US$6.1 million related to labor matters and US$20.5 million related to other contributions matters), respectively.

Operating segments

The Company is managed as a single business unit that provides air transportation services. The Company has two geographic segments identified below:

	Three months period ended December 31,
	2024		2023
Operating revenues:
Domestic (Mexico)	US$	485,908	US$	556,653
International:
United States of America		284,158		268,018
Central America and South America		64,854		73,849
Total operating revenues	US$	834,920	US$	898,520

	Twelve months period ended December 31,
	2024		2023
Operating revenues:
Domestic (Mexico)	US$	1,956,549	US$	2,070,569
International:
United States of America		965,684		921,999
Central America and South America		219,643		266,405
Total operating revenues	US$	3,141,876	US$	3,258,973

Revenues are allocated by geographic segments based upon the origin of each flight. The Company does not have material non-current assets located in foreign countries.

Subsequent events

As of February 24, 2025, no relevant subsequent events that could significantly impact the condensed consolidated interim financial statements were identified.

52

VLRS	Consolidated
Ticker: VLRS	Quarter:4 Year: 2024

d

9Volaris Reports Financial Results for the Fourth Quarter 2024: Net Income of $46 million

Mexico City, Mexico, February 24, 2025 – Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (NYSE: VLRS and BMV: VOLAR) (“Volaris” or “the Company”), the ultra-low-cost carrier (ULCC) serving Mexico, the United States, Central and South America, today reports its unaudited financial results for the fourth quarter and full year of 20241.

Fourth Quarter 2024 Highlights

(All figures are reported in U.S. dollars and compared to 4Q 2023 unless otherwise noted)

■	Net income of $46 million. Earnings per American Depositary Shares (ADS) of $40 cents.
■	Total operating revenues of $835 million, a 7% decrease.
■	Total revenue per available seat mile (TRASM) decreased 2% to $9.35 cents.
■	Available seat miles (ASMs) decreased by 5% to 8.9 billion.
■	Total operating expenses of $718 million, representing 86% of total operating revenue.
■	Total operating expenses per available seat mile (CASM) increased 3% at $8.04 cents.
■	Average economic fuel cost decreased 20% to $2.51 per gallon.
■	CASM ex fuel increased 17% to $5.68 cents.
■	EBITDAR of $331 million, an 18% increase.
■	EBITDAR margin was 39.6%, an increase of 8 percentage points.
■	Total cash, cash equivalents, restricted cash, and short-term investments totaled $954 million, representing 30% of the last twelve months’ total operating revenue.
■	Net debt-to-LTM EBITDAR[2] ratio decreased to 2.6x, compared to 2.7x in the previous quarter.

Enrique Beltranena, President & Chief Executive Officer, said: “2024 was a remarkable year for Volaris. Despite continuous adversity from GTF engine inspections and aircraft groundings, we generated some of our best top and bottom-line results. Thanks to the work of our management team and Ambassadors, we posted a net profit each quarter and achieved a full-year EBITDAR margin of 36%. Throughout the year, we remained focused on reshaping the company, increasing profitability, and upholding our commitment to schedule integrity, customer preference and operational excellence.

Looking ahead, we anticipate the ongoing engine inspections to affect a significant portion of our fleet not only in 2025, but also in 2026 and 2027. In response, we remain focused on harmonizing three critical areas to maximize return on investment: 1) balancing unscheduled engine removals, inspections, and GTF engine returns; 2) managing new aircraft arrivals from Airbus; and 3) optimizing aircraft returns and lease extensions.

For 2025, considering these three elements, our strategic approach will continue to prioritize profitability while reinforcing our position as the preferred airline in our core markets. We will maintain a rational and prudent approach to capacity growth in 2025, targeting an expansion of around 13%. Despite this growth, Volaris’ total capacity will remain below 2023 levels, with approximately 40% now allocated to the international market.”

1 The financial information, unless otherwise indicated, is presented in accordance with the International Financial Reporting Standards (IFRS).2 Includes short-term investments.

53

VLRS	Consolidated
Ticker: VLRS	Quarter:4 Year: 2024

Full Year 2024 Highlights

(All figures are reported in U.S. dollars and compared to FY 2023 unless otherwise noted)

■	Net income of $126 million. Earnings per American Depositary Shares (ADS) of $1.10.
■	Total operating revenues of $3,142 million, a 4% decrease.
■	Total revenue per available seat mile (TRASM) increased 10% to $9.24 cents.
■	Available seat miles (ASMs) decreased 13% to 34.0 billion.
■	Total operating expenses of $2,729 million, representing 87% of total operating revenue.
■	Total operating expenses per available seat mile (CASM) increased 3% to $8.03 cents.
■	Average economic fuel cost decreased 12% to $2.75 per gallon.
■	CASM ex fuel increased 12% to $5.40 cents.
■	EBITDAR of $1,141 million, a 39% increase.
■	EBITDAR margin was 36.3%, an increase of 11 percentage points.

Fourth Quarter and Full Year 2024 Consolidated Financial and Operating Highlights

(All figures are reported in U.S. dollars and compared to 4Q 2023 and FY 2023 unless otherwise noted)

	Fourth Quarter			Full Year
	2024	2023	Var.	2024	2023	Var.
Total operating revenues (millions)	835	899	(7.1%)	3,142	3,259	(3.6%)
TRASM (cents)	9.35	9.56	(2.2%)	9.24	8.38	10.3%
ASMs (millions, scheduled & charter)	8,930	9,402	(5.0%)	33,990	38,890	(12.6%)
Load Factor (RPMs/ASMs)	87.3%	88.1%	(0.8 pp)	86.8%	86.0%	0.8 pp
Passengers (thousands, scheduled & charter)	7,848	8,247	(4.8%)	29,473	33,497	(12.0%)
Fleet (at the end of the period)	143	129	14	143	129	14
Total operating expenses (millions)	718	735	(2.3%)	2,729	3,036	(10.1%)
CASM (cents)	8.04	7.81	2.9%	8.03	7.81	2.8%
CASM ex fuel (cents)	5.68	4.86	16.8%	5.40	4.81	12.2%
Adjusted CASM ex fuel (cents)[3]	5.25	5.07	3.5%	5.09	4.57	11.6%
Operating income (EBIT) (millions)	117	164	(28.7%)	413	223	85.2%
% EBIT margin	14.0%	18.3%	(4.2 pp)	13.2%	6.8%	6.3 pp
Net income (millions)	46	112	(58.9%)	126	8	>100.0%
% Net income margin	5.5%	12.5%	(7.0 pp)	4.0%	0.2%	3.8 pp
EBITDAR (millions)	331	281	17.8%	1,141	823	38.6%
% EBITDAR margin	39.6%	31.3%	8.4 pp	36.3%	25.2%	11.1 pp
Net debt-to-LTM EBITDAR[4]	2.6x	3.3x	(0.8x)	2.6x	3.3x	(0.8x)

Note: Figures are rounded for convenience purposes. Further detail found in financial and operating indicators.

[3] Excludes fuel expense, aircraft and engine variable lease expenses and sale and lease-back gains.

[4] Includes short-term investments.

54

VLRS	Consolidated
Ticker: VLRS	Quarter:4 Year: 2024

Reconciliation of CASM to Adjusted CASM ex fuel:

	Fourth Quarter			Full Year
Reconciliation of CASM	2024	2023	Var.	2024	2023	Var.
CASM (cents)	8.04	7.81	2.9%	8.03	7.81	2.8%
Fuel expense	(2.36)	(2.95)	(20.0%)	(2.63)	(3.00)	(12.2%)
CASM ex fuel	5.68	4.86	16.8%	5.40	4.81	12.2%
Aircraft and engine variable lease expenses[5]	(0.58)	0.15	N/A	(0.40)	(0.27)	48.9%
Sale and lease back gains	0.15	0.06	>100.0%	0.09	0.03	>100.0%
Adjusted CASM ex fuel	5.25	5.07	3.5%	5.09	4.57	11.6%
Note: Figures are rounded for convenience purposes. Further detail found in financial and operating indicators.
[5] Aircraft redeliveries.

Fourth Quarter 2024

(All figures are reported in U.S. dollars and compared to 4Q 2023 unless otherwise noted)

Total operating revenues for the quarter amounted to $835 million, a 7.1% decrease, primarily due to the depreciation of the Mexican peso against the U.S. dollar and a reduction in ASMs, partially offset by higher ancillary revenues.

Total capacity, in terms of available seat miles (ASMs), was 8.9 billion, representing a 5.0% decline.

Booked passengers totaled 7.8 million, a 4.8% decrease. Mexican domestic booked passengers decreased 7.7%, while international booked passengers increased 4.0%.

The load factor for the quarter reached 87.3%, representing a 0.8 percentage point decrease.

TRASM declined 2.2% to $9.35 cents, and total operating revenue per passenger stood at $106, decreasing 2.4%.

The average base fare per passenger stood at $50, an 8.4% decrease. The total ancillary revenue per passenger was $57, reflecting a 3.6% improvement. Ancillary revenues accounted for 53.3% of total operating revenues.

Total operating expenses were $718 million, representing 86.0% of total operating revenues.

CASM totaled $8.04 cents, representing a 2.9% increase.

The average economic fuel cost decreased by 19.9% to $2.51 per gallon.

55

VLRS	Consolidated
Ticker: VLRS	Quarter:4 Year: 2024

CASM ex fuel increased 16.8% to $5.68 cents, mainly due to reduced operating leverage as a result of the aircraft-on-ground (AOG) caused by the P&W engine inspections, with an average of 34 AOGs during the quarter.

Comprehensive financing result represented an expense of $76 million, compared to a $35 million expense in the same period of 2023.

Income tax benefit was $5 million, compared to a $17 million expense registered in the fourth quarter of 2023.

Net income in the quarter was $46 million, with an earnings per ADS of $40 cents.

EBITDAR for the quarter was $331 million, a 17.8% improvement, primarily driven by strict cost control, and more favorable jet fuel prices. EBITDAR margin stood at 39.6%, up by 8.4 percentage points.

Cash Flow

For the quarter, net cash flow provided by operating activities was $308 million. Net cash flow used in investing and financing activities was $85 million and $98 million, respectively.

Full Year 2024

(All figures are reported in U.S. dollars and compared to FY 2023 unless otherwise noted)

Total operating revenues were $3,142 million, a decrease of 3.6% compared to 2023.

Volaris transported 29.5 million passengers, a decrease of 12.0%, while total capacity for the year, in terms of available seat miles (ASMs), decreased 12.6% to 34.0 billion.

Load factor reached 86.8%, a 0.8 percentage point increase compared to 2023.

TRASM increased 10.3% to $9.24 cents. Average base fare was $51, a 4.5% increase and total operating revenue per passenger stood at $107, representing an increase of 9.6%.

Ancillary revenue per passenger was $55, posting a 14.8% increase and represented 51.7% of total operating revenues.

Volaris posted total operating expenses of $2,729 million, representing 86.9% of total operating revenues.

CASM increased 2.8% to $8.03 cents. The average economic fuel cost of $2.75 per gallon, a 11.6% decrease compared to 2023 levels. CASM ex fuel increased 12.2% to $5.40 cents.

The comprehensive financing result for the full year 2024 amounted to an expense of $231 million, compared to a $215 million expense posted in 2023.

56

VLRS	Consolidated
Ticker: VLRS	Quarter:4 Year: 2024

The Company recorded an income tax expense for the full year 2024 of $56 million, compared to an income tax benefit of $0.4 million registered in 2023.

For the full year 2024, Volaris reported a net income of $126 million, with earnings per ADS of $1.10, compared to an $8 million net income in 2023.

Volaris registered an EBITDAR of $1,141 million, a 38.6% increase compared to 2023. EBITDAR margin was 36.3%, an increase of 11.1 percentage points.

Balance Sheet, Liquidity, and Capital Allocation

As of December 31, 2024, cash, cash equivalents, restricted cash, and short-term investments were $954 million, representing 30.4% of the last twelve months' total operating revenue.

Net cash flow provided by operating activities was $1,090 million. Net cash flow used in investing and financing activities was $472 million and $472 million, respectively.

The financial debt amounted to $810 million, an increase of 24.0% year-over-year, due to pre-delivery payments related to 2026 aircraft deliveries and spare engine financing. Total lease liabilities stood at $3,061 million, an increase of 5.9% due to the increase in the total fleet.

Net debt-to-LTM EBITDAR6 ratio stood at 2.6x, compared to 2.7x in the previous quarter and 3.3x at the end of 2023.

The average exchange rate for the fourth quarter was Ps.20.07 per U.S. dollar and Ps.20.27 per U.S. dollar at the end of the period, reflecting a depreciation of 14.1% and 20.0% of the Mexican peso, respectively. As for full year 2024, the average exchange rate was Ps.18.30 per U.S. dollar, a 3.0% appreciation compared to the previous year.

6 Includes short-term investments.

57

VLRS	Consolidated
Ticker: VLRS	Quarter:4 Year: 2024

2025 Guidance

For the full year 2025, the Company expects:

	2025	2024 (1)
Full Year 2025 Guidance
ASM growth (YoY)	~13%	-12.6%
EBITDAR margin	34% to 36%	36.3%
CAPEX (2)	~$250 million	$350 million
Average USD/MXN rate	Ps. 21.00 to 21.20	Ps. 18.30
Average U.S. Gulf Coast jet fuel price	$2.15 to $2.25	$2.34

(1) For convenience purposes, actual reported figures for 2024 are included.

(2) CAPEX net of financed fleet predelivery payments.

For the first quarter of 2025, the Company expects:

	1Q’25	1Q’24 (3)
1Q’25 Guidance
ASM growth (YoY)	~7%	-13.4%
TRASM	$7.9 to $8.0 cents	$9.34 cents
CASM ex fuel	$5.5 to $5.6 cents	$5.16 cents
EBITDAR margin	28% to 29%	30.6%
Average USD/MXN rate	Ps. 20.60 to 20.80	Ps. 17.00
Average U.S. Gulf Coast jet fuel price	$2.25 to $2.35	$2.60

(3) For convenience purposes, actual reported figures for 1Q'24 are included.

The first quarter and full year 2025 outlook presented above includes the compensation that Volaris expects to receive for the projected grounded aircraft resulting from the GTF engine inspections, in accordance with the Company’s agreement with Pratt & Whitney.

The Company's outlook is subject to unforeseen disruptions, macroeconomic factors, or other negative impacts that may affect its business and is based on several assumptions, including the foregoing, which are subject to change and may be outside the control of the Company and its management. The Company's expectations may change if actual results vary from these assumptions. There can be no assurances that Volaris will achieve these results.

58

VLRS	Consolidated
Ticker: VLRS	Quarter:4 Year: 2024

Fleet

During the fourth quarter, Volaris added two A320ceo, one A320neo and three A321neo aircraft to its fleet, bringing the total number of aircraft to 143. At the end of the quarter, Volaris’ fleet had an average age of 6.4 years and an average seating capacity of 198 passengers per aircraft. Of the total fleet, 60% of the aircraft are New Engine Option (NEO) models.

	Fourth Quarter			Third Quarter
Total Fleet	2024	2023	Var.	2024	Var.
CEO
A319	3	3	-	3	-
A320	44	40	4	42	2
A321	10	10	-	10	-
NEO
A320	53	51	2	52	1
A321	33	25	8	30	3
Total aircraft at the end of the period	143	129	14	137	6

Investors are urged to carefully read the Company’s periodic reports filed with or provided to the Securities and Exchange Commission, for additional information regarding the Company.

Investor Relations Contact

Ricardo Martínez / ir@volaris.com

Media Contact

Israel Álvarez / ialvarez@gcya.net

Conference Call Details

Date:	Monday, February 24, 2025
Time:	10:00 am Mexico City / 11:00 am New York (USA) (ET)
Webcast link:	Volaris Webcast (View the live webcast)
Dial-in & Live Q&A link:

Volaris Dial-in and Live Q&A

1.     Click on the call link and complete the online registration form.

2.     Upon registering you will receive the dial-in info and a unique PIN to join the call, as well as an email confirmation with the details.

3.     Select a method for joining the call:

i.   Dial-In: A dial-in number and unique PIN are displayed to connect directly from your phone.

ii.   Call Me: Enter your phone number and click “Call Me” for an immediate callback from the system.

59

VLRS	Consolidated
Ticker: VLRS	Quarter:4 Year: 2024

About Volaris

*Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (“Volaris” or “the Company”) (NYSE: VLRS and BMV: VOLAR) is an ultra-low-cost carrier, with point-to-point operations, serving Mexico, the United States, Central and South America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since the beginning of operations in March 2006, Volaris has increased its routes from 5 to more than 230 and its fleet from 4 to 145 aircraft. Volaris offers more than 480 daily flight segments on routes that connect 44 cities in Mexico and 29 cities in the United States, Central and South America, with one of the youngest fleets in Mexico. Volaris targets passengers who are visiting friends and relatives, cost-conscious business and leisure travelers in Mexico, the United States, Central, and South America. Volaris has received the ESR Award for Social Corporate Responsibility for fifteen consecutive years. For more information, please visit ir.volaris.com. Volaris routinely posts information that may be important to investors on its investor relations website. The Company encourages investors and potential investors to consult the Volaris website regularly for important information about Volaris.

Forward-Looking Statements

Statements in this release contain various forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, which represent the Company's expectations, beliefs, or projections concerning future events and financial trends affecting the financial condition of our business. When used in this release, the words "expects," “intends,” "estimates," “predicts,” "plans," "anticipates," "indicates," "believes," "forecast," "guidance," “potential,” "outlook," "may," “continue,” "will," "should," "seeks," "targets" and similar expressions are intended to identify forward-looking statements. Similarly, statements describing the Company's objectives, plans or goals, or actions the Company may take in the future are forward-looking. Forward-looking statements include, without limitation, statements regarding the Company's outlook, the expectation of receiving certain compensation in connection with the GTF engine removals, and the anticipated execution of its business plan and focus on its 2025 priorities. Forward-looking statements should not be read as a guarantee or assurance of future performance or results. They will not necessarily be accurate indications of the times at or by which such performance or results will be achieved. Forward-looking statements are based on information available at the time those statements are made and/or management’s good faith belief as of that time concerning future events and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Forward-looking statements are subject to several factors that could cause the Company's actual results to differ materially from the Company's expectations, including the competitive environment in the airline industry, the Company's ability to keep costs low; changes in fuel costs, the impact of worldwide economic conditions on customer travel behavior; the Company's ability to generate non-ticket revenue; and government regulation. The Company's U.S. Securities and Exchange Commission filings contain additional information concerning these and other factors. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth above. Forward-looking statements speak only as of the date of this release. You should not put undue reliance on any forward-looking statements. We assume no obligation to update forward-looking statements to reflect actual results, changes in assumptions, or changes in other factors affecting forward-looking information except to the extent required by applicable law. If we update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements.

Supplemental Information on Non-IFRS Measures

We evaluate our financial performance by using various financial measures that are not performance measures under International Financial Reporting Standards (“non-IFRS measures”). These non-IFRS measures include CASM, CASM ex fuel, Adjusted CASM ex fuel, EBITDAR, Net debt-to-LTM EBITDAR, Total cash, cash equivalents, restricted cash, and short-term investments. We define CASM as total operating expenses by available seat mile. We define CASM ex fuel as total operating expenses by available seat mile, excluding fuel expense. We define Adjusted CASM ex fuel as total operating expenses by available seat mile, excluding fuel expense, aircraft and engine variable lease expenses and sale and lease back gains. We define EBITDAR as earnings before interest, income tax, depreciation and amortization, depreciation of right of use assets and aircraft and engine variable lease expenses. We define Net debt-to-LTM EBITDAR as Net debt divided by LTM EBITDAR. We define Total cash, cash equivalents, restricted cash, and short-term investments as the sum of cash, cash equivalents, restricted cash, and short-term investments.

These non-IFRS measures are provided as supplemental information to the financial information presented in this release that is calculated and presented in accordance with International Financial Reporting Standards (“IFRS”) because we believe that they, in conjunction with the IFRS financial information, provide useful information to management’s, analysts and investors overall understanding of our operating performance.

Because non-IFRS measures are not calculated in accordance with IFRS, they should not be considered superior to and are not intended to be considered in isolation or as a substitute for the related IFRS measures presented in this release and may not be the same as or comparable to similarly titled measures presented by other companies due to possible differences in the method of calculation and the items being adjusted.

We encourage investors to review our financial statements and other filings with the Securities and Exchange Commission in their entirety for additional information regarding the Company and not to rely on any single financial measure.

60

VLRS	Consolidated
Ticker: VLRS	Quarter:4 Year: 2024

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

Financial and Operating Indicators

Unaudited (U.S. dollars, except otherwise indicated)	Three months ended December 31, 2024	Three months ended December 31, 2023	Variance
Total operating revenues (millions)	835	899	(7.1%)
Total operating expenses (millions)	718	735	(2.3%)
EBIT (millions)	117	164	(28.7%)
EBIT margin	14.0%	18.3%	(4.2 pp)
Depreciation and amortization (millions)	162	131	23.7%
Aircraft and engine variable lease expenses (millions)	52	(14)	N/A
Net income (millions)	46	112	(58.9%)
Net income margin	5.5%	12.5%	(7.0 pp)
Earnings per share (1):
Basic	0.04	0.10	(59.3%)
Diluted	0.04	0.10	(59.3%)
Earnings per ADS*:
Basic	0.40	0.97	(59.3%)
Diluted	0.39	0.96	(59.3%)
Weighted average shares outstanding:
Basic	1,150,123,382	1,151,640,062	(0.1%)
Diluted	1,165,507,122	1,165,847,298	0.0%
Financial Indicators
Total operating revenue per ASM (TRASM) (cents) (2)	9.35	9.56	(2.2%)
Average base fare per passenger	50	54	(8.4%)
Total ancillary revenue per passenger (3)	57	55	3.6%
Total operating revenue per passenger	106	109	(2.4%)
Operating expenses per ASM (CASM) (cents) (2)	8.04	7.81	2.9%
CASM ex fuel (cents) (2)	5.68	4.86	16.8%
Adjusted CASM ex fuel (cents) (2) (4)	5.25	5.07	3.5%
Operating Indicators
Available seat miles (ASMs) (millions) (2)	8,930	9,402	(5.0%)
Domestic	5,193	5,832	(11.0%)
International	3,737	3,570	4.7%
Revenue passenger miles (RPMs) (millions) (2)	7,796	8,288	(5.9%)
Domestic	4,762	5,356	(11.1%)
International	3,034	2,931	3.5%
Load factor (5)	87.3%	88.1%	(0.8 pp)
Domestic	91.7%	91.8%	(0.1 pp)
International	81.2%	82.1%	(0.9 pp)
Booked passengers (thousands) (2)	7,848	8,247	(4.8%)
Domestic	5,745	6,225	(7.7%)
International	2,103	2,022	4.0%
Departures (2)	45,566	47,671	(4.4%)
Block hours (2)	118,050	125,221	(5.7%)
Aircraft at end of period	143	129	14
Average daily aircraft utilization (block hours)	13.13	13.23	(0.8%)
Fuel gallons accrued (millions)	83.39	88.03	(5.3%)
Average economic fuel cost per gallon (6)	2.51	3.13	(19.9%)
Average exchange rate	20.07	17.58	14.1%
Exchange rate at the end of the period	20.27	16.89	20.0%

*Each ADS represents ten CPOs and each CPO represents a financial interest in one Series A share
(1) The basic and diluted loss or earnings per share are calculated in accordance with IAS 33. Basic loss or earnings per share is calculated by dividing net loss or earnings by the average number of shares outstanding
(excluding treasury shares). Diluted loss or earnings per share is calculated by dividing net loss or earnings by the average number of shares outstanding adjusted for dilutive effects.

(2) Includes scheduled and charter.

(3) Includes “Other passenger revenues” and “Non-passenger revenues”.

(4) Excludes fuel expense, aircraft and engine variable lease expenses and sale and lease-back gains.
(5) Includes scheduled.
(6) Excludes Non-creditable VAT.

61

VLRS	Consolidated
Ticker: VLRS	Quarter:4 Year: 2024

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

Financial and Operating Indicators

Unaudited (U.S. dollars, except otherwise indicated)	Twelve months ended December 31, 2024	Twelve months ended December 31, 2023	Variance
Total operating revenues (millions)	3,142	3,259	(3.6%)
Total operating expenses (millions)	2,729	3,036	(10.1%)
EBIT (millions)	413	223	85.2%
EBIT margin	13.2%	6.8%	6.3 pp
Depreciation and amortization (millions)	593	496	19.6%
Aircraft and engine variable lease expenses (millions)	135	104	29.8%
Net income (millions)	126	8	>100.0%
Net income margin	4.0%	0.2%	3.8 pp
Earnings per share (1):
Basic	0.11	0.01	>100.0%
Diluted	0.11	0.01	>100.0%
Earnings per ADS*:
Basic	1.10	0.07	>100.0%
Diluted	1.08	0.07	>100.0%
Weighted average shares outstanding:
Basic	1,150,743,230	1,152,609,485	(0.2%)
Diluted	1,165,858,647	1,165,450,734	0.0%
Financial Indicators
Total operating revenue per ASM (TRASM) (cents) (2)	9.24	8.38	10.3%
Average base fare per passenger	51	49	4.5%
Total ancillary revenue per passenger (3)	55	48	14.8%
Total operating revenue per passenger	107	97	9.6%
Operating expenses per ASM (CASM) (cents) (2)	8.03	7.81	2.8%
CASM ex fuel (cents) (2)	5.40	4.81	12.2%
Adjusted CASM ex fuel (cents) (2) (4)	5.09	4.57	11.6%
Operating Indicators
Available seat miles (ASMs) (millions) (2)	33,990	38,890	(12.6%)
Domestic	20,030	25,630	(21.8%)
International	13,960	13,260	5.3%
Revenue passenger miles (RPMs) (millions) (2)	29,505	33,449	(11.8%)
Domestic	18,161	22,422	(19.0%)
International	11,344	11,027	2.9%
Load factor (5)	86.8%	86.0%	0.8 pp
Domestic	90.7%	87.5%	3.2 pp
International	81.3%	83.2%	(1.9 pp)
Booked passengers (thousands) (2)	29,473	33,497	(12.0%)
Domestic	21,705	25,909	(16.2%)
International	7,768	7,588	2.4%
Departures (2)	173,209	201,376	(14.0%)
Block hours (2)	451,822	523,761	(13.7%)
Aircraft at end of period	143	129	14
Average daily aircraft utilization (block hours)	13.03	13.37	(2.6%)
Fuel gallons accrued (millions)	322.70	372.20	(13.3%)
Average economic fuel cost per gallon (6)	2.75	3.11	(11.6%)
Average exchange rate	18.30	17.76	3.0%
Exchange rate at the end of the year	20.27	16.89	20.0%

*Each ADS represents ten CPOs and each CPO represents a financial interest in one Series A share
(1) The basic and diluted loss or earnings per share are calculated in accordance with IAS 33. Basic loss or earnings per share is calculated by dividing net loss or earnings by the average number of shares outstanding
(excluding treasury shares). Diluted loss or earnings per share is calculated by dividing net loss or earnings by the average number of shares outstanding adjusted for dilutive effects.

(2) Includes scheduled and charter.

(3) Includes “Other passenger revenues” and “Non-passenger revenues”.

(4) Excludes fuel expense, aircraft and engine variable lease expenses and sale and lease-back gains.
(5) Includes scheduled.
(6) Excludes Non-creditable VAT.

62

VLRS	Consolidated
Ticker: VLRS	Quarter:4 Year: 2024

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

Consolidated Statement of Operations

Unaudited (In millions of U.S. dollars)	Three months ended December 31, 2024	Three months ended December 31, 2023	Variance
Operating revenues:
Passenger revenues	803	865	(7.2%)
Fare revenues	390	447	(12.8%)
Other passenger revenues	413	418	(1.2%)

Non-passenger revenues	32	34	(5.9%)
Cargo	5	6	(16.7%)
Other non-passenger revenues	27	28	(3.6%)

Total operating revenues	835	899	(7.1%)

Other operating income	(56)	(50)	12.0%
Fuel expense	211	277	(23.8%)
Aircraft and engine variable lease expenses	52	(14)	N/A
Salaries and benefits	112	101	10.9%
Landing, take-off and navigation expenses	127	137	(7.3%)
Sales, marketing and distribution expenses	36	45	(20.0%)
Maintenance expenses	28	24	16.7%
Depreciation and amortization	52	37	40.5%
Depreciation of right of use assets	110	94	17.0%
Other operating expenses	46	84	(45.2%)
Total operating expenses	718	735	(2.3%)

Operating income	117	164	(28.7%)

Finance income	13	14	(7.1%)
Finance cost	(86)	(45)	91.1%
Exchange loss, net	(3)	(4)	(25.0%)
Comprehensive financing result	(76)	(35)	>100.0%

Income before income tax	41	129	(68.2%)
Income tax benefit (expense)	5	(17)	N/A
Net income	46	112	(58.9%)

63

VLRS	Consolidated
Ticker: VLRS	Quarter:4 Year: 2024

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

Consolidated Statement of Operations

(In millions of U.S. dollars)	Twelve months ended December 31, 2024 (Unaudited)	Twelve months ended December 31, 2023 (Audited)	Variance
Operating revenues:
Passenger revenues	3,010	3,123	(3.6%)
Fare revenues	1,517	1,650	(8.1%)
Other passenger revenues	1,493	1,473	1.4%

Non-passenger revenues	132	136	(2.9%)
Cargo	21	20	5.0%
Other non-passenger revenues	111	116	(4.3%)

Total operating revenues	3,142	3,259	(3.6%)

Other operating income	(198)	(55)	>100.0%
Fuel expense	894	1,165	(23.3%)
Aircraft and engine variable lease expenses	135	104	29.8%
Salaries and benefits	411	387	6.2%
Landing, take-off and navigation expenses	493	503	(2.0%)
Sales, marketing and distribution expenses	169	167	1.2%
Maintenance expenses	100	98	2.0%
Depreciation and amortization	183	134	36.6%
Depreciation of right of use assets	410	362	13.3%
Other operating expenses	132	171	(22.8%)
Total operating expenses	2,729	3,036	(10.1%)

Operating income	413	223	85.2%

Finance income	49	38	28.9%
Finance cost	(294)	(219)	34.2%
Exchange gain (loss), net	14	(34)	N/A
Comprehensive financing result	(231)	(215)	7.4%

Income before income tax	182	8	>100.0%
Income tax (expense) benefit	(56)	-	N/A
Net income	126	8	>100.0%

64

VLRS	Consolidated
Ticker: VLRS	Quarter:4 Year: 2024

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

Reconciliation of Total Ancillary Revenue per Passenger

The following table shows quarterly additional detail about the components of total ancillary revenue:

Unaudited (In millions of U.S. dollars)	Three months ended December 31, 2024	Three months ended December 31, 2023	Variance

Other passenger revenues	413	418	(1.2%)
Non-passenger revenues	32	34	(5.9%)
Total ancillary revenues	445	452	(1.5%)

Booked passengers (thousands) (1)	7,848	8,247	(4.8%)

Total ancillary revenue per passenger	57	55	3.6%

(1) Includes scheduled and charter.

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

Reconciliation of Total Ancillary Revenue per Passenger

The following table shows additional detail about the components of total ancillary revenue for the full year 2024:

(In millions of U.S. dollars)	Twelve months ended December 31, 2024 (Unaudited)	Twelve months ended December 31, 2023 (Audited)	Variance

Other passenger revenues	1,493	1,473	1.4%
Non-passenger revenues	132	136	(2.9%)
Total ancillary revenues	1,625	1,609	1.0%

Booked passengers (thousands) (1)	29,473	33,497	(12.0%)

Total ancillary revenue per passenger	55	48	14.8%

(1) Includes scheduled and charter.

65

VLRS	Consolidated
Ticker: VLRS	Quarter:4 Year: 2024

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

Consolidated Statement of Financial Position

(In millions of U.S. dollars)	As of December 31, 2024 (Unaudited)	As of December 31, 2023 (Audited)
Assets
Cash, cash equivalents and restricted cash	908	774
Short-term investments	46	15
Total cash, cash equivalents, restricted cash, and short-term investments (1)	954	-
Accounts receivable, net	139	251
Inventories	17	16
Guarantee deposits	227	148
Derivative financial instruments	-	-
Prepaid expenses and other current assets	45	44
Total current assets	1,382	1,248
Right of use assets	2,470	2,338
Rotable spare parts, furniture and equipment, net	1,070	805
Intangible assets, net	26	16
Derivatives financial instruments	-	2
Deferred income taxes	286	236
Guarantee deposits	426	462
Other long-term assets	43	39
Total non-current assets	4,321	3,898
Total assets	5,703	5,146
Liabilities and equity
Unearned transportation revenue	343	343
Accounts payable	164	250
Accrued liabilities	222	163
Other taxes and fees payable	274	262
Income taxes payable	29	8
Financial debt	284	220
Lease liabilities	391	373
Other liabilities	63	2
Total short-term liabilities	1,770	1,621
Financial debt	526	433
Accrued liabilities	8	14
Employee benefits	13	15
Deferred income taxes	18	16
Lease liabilities	2,670	2,518
Other liabilities	333	286
Total long-term liabilities	3,568	3,282
Total liabilities	5,338	4,903
Equity
Capital stock	248	248
Treasury shares	(13)	(12)
Contributions for future capital increases	-	-
Legal reserve	17	17
Additional paid-in capital	283	282
Accumulated deficit	(22)	(148)
Accumulated other comprehensive loss	(148)	(144)
Total equity	365	243
Total liabilities and equity	5,703	5,146

(1) Non-GAAP measure.

66

VLRS	Consolidated
Ticker: VLRS	Quarter:4 Year: 2024

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

Consolidated Statement of Cash Flows – Cash Flow Data Summary

Unaudited (In millions of U.S. dollars)	Three months ended December 31, 2024	Three months ended December 31, 2023

Net cash flow provided by operating activities	308	218
Net cash flow used in investing activities	(85)	(113)
Net cash flow used in financing activities*	(98)	(82)
Increase in cash, cash equivalents and restricted cash	125	23
Net foreign exchange differences	(1)	2
Cash, cash equivalents and restricted cash at beginning of period	784	749
Cash, cash equivalents and restricted cash at end of period	908	774
*Includes aircraft rental payments of $152 million and $139 million for the three months ended December 31, 2024, and 2023, respectively.

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

Consolidated Statement of Cash Flows – Cash Flow Data Summary

(In millions of U.S. dollars)	Twelve months ended December 31, 2024 (Unaudited)	Twelve months ended December 31, 2023 (Audited)

Net cash flow provided by operating activities	1,090	730
Net cash flow used in investing activities	(472)	(462)
Net cash flow used in financing activities*	(472)	(214)
Increase in cash, cash equivalents and restricted cash	146	54
Net foreign exchange differences	(12)	8
Cash, cash equivalents and restricted cash at beginning of year	774	712
Cash, cash equivalents and restricted cash at end of year	908	774
*Includes aircraft rental payments of $583 million and $529 million for the twelve months ended December 31, 2024, and 2023, respectively.

67